PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424B(5)
(To Prospectus Dated July 23, 2002)	Registration No. 333-97119

$500,000,000

Capital One Financial Corporation

5.50% Senior Notes due 2015

We will pay interest on the senior notes each December 1 and June 1. The first interest payment will be made on December 1, 2005. The notes will mature on June 1, 2015.

The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We will issue the notes in minimum denominations of $1,000 and integral multiples of $1,000.

We may not redeem the notes prior to their maturity. There is no sinking fund for the notes. The notes will not be listed on any securities exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not savings accounts, deposits or other obligations of a bank and are not insured by the FDIC or any other governmental agency or instrumentality.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Capital One
Per note	99.907%	0.500%	99.407%
Total	$499,535,000	$2,500,000	$497,035,000

Delivery of the notes in book-entry form only, will be made through the facilities of The Depository Trust Company on or about May 24, 2005. Purchasers of the notes will pay accrued interest from May 24, 2005, if settlement occurs after that date.

Joint Book-Running Managers

Lehman Brothers	Wachovia Securities

Barclays Capital	Credit Suisse First Boston	Goldman, Sachs & Co.	JPMorgan

The date of this prospectus supplement is May 19, 2005.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the notes in two separate documents: (a) this prospectus supplement, which describes the specific terms of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus and (b) the accompanying prospectus, which provides general information about securities we may offer from time to time, including securities other than the notes that are being offered by this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Incorporation of Certain Information by Reference” on page S-28 of this prospectus supplement and “Where You Can Find More Information” on page 2 of the accompanying prospectus.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

Unless the context requires otherwise, references to “Capital One,” “we,” “our” or “us” refer to Capital One Financial Corporation, a Delaware corporation, and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain (or incorporate by reference) forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to our future earnings per share, growth in managed loans outstanding, product mix, segment growth, managed revenue margin, funding costs, operations costs, employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider carefully the factors discussed under “Risk Factors” below in evaluating these forward-looking statements.

We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks set forth under the caption “Risk Factors” below. Our future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

SUMMARY

The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the offering of the notes. You should read this prospectus supplement and the accompanying prospectus carefully to understand fully the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section beginning on page S-8 of this prospectus supplement to determine whether an investment in the notes is appropriate for you.

Capital One

We are a bank holding company incorporated in Delaware on July 21, 1994 whose subsidiaries market a variety of consumer financial products and services. On April 28, 2005, we filed a declaration with the Federal Reserve Bank of Richmond electing to become a “financial holding company” under the Bank Holding Company Act of 1956 as amended by the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (which we refer to as the GLB Act). The election will become effective on May 29, 2005 unless the Board of Governors of the Federal Reserve System (which we refer to as the Federal Reserve) or the Federal Reserve Bank of Richmond notifies us prior to that time that the election is ineffective.

Our principal subsidiaries are Capital One Bank (which we refer to as the Bank), a Virginia state chartered bank, which currently offers credit card products and takes retail deposits, Capital One, F.S.B. (which we refer to as the Savings Bank), a federally chartered savings bank, which offers consumer and commercial lending and consumer deposit products and Capital One Auto Finance, Inc. (which we refer to as COAF), which offers automobile and other motor vehicle financing products. Capital One Services, Inc., another of our subsidiaries, provides various operating, administrative and other services to us and our subsidiaries.

As of March 31, 2005, we had approximately 49.1 million accounts and approximately $81.6 billion in managed consumer loans outstanding and were one of the largest providers of Visa® and MasterCard® credit cards in the world. Important factors underlying the growth of our managed credit card loans and accounts include credit card industry dynamics and our business strategies around building, analyzing and applying results derived from large quantities of data to reduce credit risk, mass customize products for consumers and improve operational efficiency. We generally have labeled these strategies our “Information Based Strategy” or “IBS.”

Our common stock is listed on the New York Stock Exchange under the symbol “COF.” Our principal executive office is located at 1680 Capital One Drive, McLean, Virginia 22102 (telephone number (703) 720-1000). We maintain a web site at www.capitalone.com. The information on our web site is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

In March 2005, we signed a definitive agreement to acquire Hibernia Corporation (which we refer to as Hibernia), a financial holding company that provides a wide array of financial products and services through its bank and non-bank subsidiaries, including retail, small business, commercial, international, mortgage and private banking; leasing; investment banking; corporate finance; treasury management; merchant processing; property and casualty, life and health insurance; trust and investment management; and retail brokerage, and provides access to alternative investments including stocks, bonds, mutual funds and annuities. We expect to acquire Hibernia in a stock and cash transaction valued on March 6, 2005 at approximately $5.3 billion. The transaction is subject to regulatory and Hibernia shareholder approvals and is expected to close in the third quarter of 2005. For an illustration of the pro forma effect of the acquisition of Hibernia Corporation please refer to the unaudited pro forma condensed combined consolidated financial statements and related notes attached as Appendix A to this prospectus supplement. Hibernia is subject to the filing requirements under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act. Accordingly, Hibernia files reports (including its annual report on Form 10-K for the fiscal year ended December 31, 2004 and its quarterly report on Form 10-Q for the quarter ended March 31, 2005) and other periodic reports with the SEC. Hibernia’s SEC file number is 1-10294 and its registration statements, annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports and information may be inspected and copied at the offices of the SEC at the locations listed in the accompanying prospectus under “Where You Can Find More Information.”

Reconciliation to GAAP Financial Measures

Our consolidated financial statements prepared in accordance with generally accepted accounting principles, or GAAP, are referred to as our “reported” financial statements. Loans included in securitization transactions which qualified as sales under GAAP have been removed from our “reported” balance sheet. However, servicing fees, finance charges, and other fees, net of charge-offs, and interest paid to investors of securitizations are recognized as servicing and securitizations income on the “reported” income statement.

Our “managed” consolidated financial statements reflect adjustments made related to the effects of securitization transactions qualifying as sales under GAAP. We generate earnings from our “managed” loan portfolio, which includes both the on-balance sheet loans and off-balance sheet loans. Our “managed” income statement takes the components of the servicing and securitizations income generated from our securitized portfolio and distributes the revenue and expense to appropriate income statement line items from which it originated. For this reason, we believe the “managed” consolidated financial statements and related managed metrics to be useful to stakeholders.

	As of or for the Three Months Ended March 31, 2005
	Total Reported	Adjustments(1)	Total Managed(2)
	(Unaudited, dollars in thousands)
Income Statement Measures
Net interest income	$860,521	$958,239	$1,818,760
Non-interest income	$1,515,979	$(444,578)	$1,071,401
Total revenue	$2,376,500	$513,661	$2,890,161
Provision for loan losses	$259,631	$513,661	$773,292
Net charge-offs	$330,270	$513,661	$843,931

Balance Sheet Measures
Consumer loans	$37,959,203	$43,632,789	$81,591,992
Total assets	$55,631,566	$43,092,298	$98,723,864
Average consumer loans	$38,203,914	$43,448,571	$81,652,485
Average earning assets	$50,897,655	$41,579,833	$92,477,488
Average total assets	$56,287,734	$42,995,109	$99,282,843
Delinquencies	$1,318,958	$1,493,153	$2,812,111

(1)	Includes adjustments made related to the effects of securitization transactions qualifying as sales under GAAP and adjustments made to reclassify to “managed” loans outstanding the collectible portion of billed finance charge and fee income on the investors’ interest in securitized loans excluded from loans outstanding on the “reported” balance sheet in accordance with Financial Accounting Standards Board Staff Position, “Accounting for Accrued Interest Receivable Related to Securitized and Sold Receivables under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” issued in April 2003.
(2)	The managed loan portfolio does not include auto loans which have been sold in whole loan sale transactions where we have retained servicing rights.

Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data as of the dates or for the periods indicated. You should read this information in conjunction with, and it is qualified in its entirety by reference to, the detailed information and consolidated financial statements and the accompanying notes included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Information by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus. The interim financial information has been derived from our unaudited financial information and in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for their fair presentation have been included. Operating results for the three months ended March 31, 2005 are not necessarily indicative of our results for the year ended December 31, 2005.

We periodically securitize and sell consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from our balance sheet. We record gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale. The information in the following table under “Loan Data—Managed consumer loans (average),” “Loan Data—Managed consumer loans (period end)” and “Managed Selected Financial Ratios—Capital to managed assets” includes receivables sold in credit card securitization transactions and our on-balance sheet loan portfolio.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Dollars in millions, except per share and ratio data)
Income Statement Data
Interest income	$1,336.2	$1,164.7	$4,794.4	$4,367.7	$4,180.8
Interest expense	475.7	432.7	1,791.4	1,582.6	1,461.7

Net interest income	860.5	732.0	3,003.0	2,785.1	2,719.1
Provision for loan losses	259.6	243.7	1,220.9	1,517.5	2,149.3

Net interest income after provision for loan losses	600.9	488.3	1,782.1	1,267.6	569.8
Non-interest income	1,516.0	1,443.1	5,900.2	5,415.9	5,466.8
Non-interest expense	1,327.9	1,224.8	5,322.2	4,856.7	4,585.6

Income before income taxes and cumulative effect of accounting change	789.0	706.6	2,360.1	1,826.8	1,451.0
Income taxes	282.4	255.8	816.6	676.0	551.4

Income before cumulative effect of accounting change	506.6	450.8	1,543.5	1,150.8	899.6
Cumulative effect of accounting change, net of taxes of $8.8	—	—	—	15.0	—

Net income	$506.6	$450.8	$1,543.5	$1,135.8	$899.6

Per Common Share
Basic earnings per share before cumulative effect of accounting change	$2.08	$1.94	$6.55	$5.12	$4.09
Basic earnings per share after cumulative effect of accounting change	2.08	1.94	6.55	5.05	4.09
Diluted earnings per share before cumulative effect of accounting change	1.99	1.84	6.21	4.92	3.93
Diluted earnings per share after cumulative effect of accounting change	1.99	1.84	6.21	4.85	3.93
Dividends	0.03	0.03	0.11	0.11	0.11

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Dollars in millions, except per share and ratio data)

Selected Period-End Reported Balances
Liquidity portfolio	$9,919.8	$10,595.3	$10,384.1	$7,464.7	$5,064.9
Consumer loans	37,959.2	33,171.5	38,215.6	32,850.3	27,343.9
Allowance for loan losses	(1,440.0)	(1,495.0)	(1,505.0)	(1,595.0)	(1,720.0)
Total assets	55,631.6	49,146.4	53,747.3	46,283.7	37,382.4
Interest-bearing deposits	25,854.0	23,610.9	25,636.8	22,416.3	17,326.0
Stockholders’ equity	8,979.7	6,842.2	8,388.2	6,051.8	4,623.2
Loan Data
Reported consumer loans (average)	$38,203.9	$32,877.5	$34,265.7	$28,677.6	$25,036.0
Managed consumer loans (average)	81,652.5	71,148.3	73,711.7	62,911.9	52,799.6
Managed consumer loans (period end)	81,592.0	71,816.9	79,861.3	71,244.8	59,746.5

Reported Selected Financial Ratios
Return on average assets	3.60%	3.78%	3.05%	2.76%	2.63%
Return on average equity	23.65	27.99	21.16	21.34	21.69
Net interest margin	6.76	6.64	6.44	7.45	8.73
Delinquency rate	3.47	3.82	3.85	4.79	6.12
Net charge-off rate	3.46	4.17	3.78	5.74	5.03
Ratio of earnings to fixed charges (including interest on deposits)	2.65	2.63	2.31	2.13	1.98
Ratio of earnings to fixed charges (excluding interest on deposits)	4.68	4.63	3.99	3.59	3.19
Capital to reported assets	17.69	15.62	17.17	14.87	14.55

Managed Selected Financial Ratios
Net interest margin	7.87%	8.33%	7.88%	8.64%	9.23%
Delinquency rate (1)	3.45	3.80	3.82	4.46	5.60
Net charge-off rate (2)	4.13	4.83	4.41	5.86	5.24
Capital to managed assets	9.97	8.80	9.74	8.19	7.86

(1)	Delinquencies represent loans which were 30 days or more past-due at period-end as a percentage of loans.
(2)	Net charge-offs reflect actual principal amounts charged off, less recoveries, as a percentage of average loans for the period.

Capital One Financial Corporation had the following capital ratios as of December 31, 2004 and March 31, 2005:

	Capital One Financial Corporation(1)
	As of Three Months Ended March 31,		As of Year Ended December 31,
	2005	2004	2004	2003	2002
Tier 1 risk-based capital ratio	16.52%	n/a	16.85%	n/a	n/a
Total risk-based capital ratio	18.99%	n/a	19.35%	n/a	n/a
Tier 1 leverage ratio	15.12%	n/a	15.38%	n/a	n/a

(1)	Effective October 1, 2004, Capital One Financial Corporation registered as a bank holding company.

The Bank and the Savings Bank had the following capital ratios as of March 31, 2005 and 2004 and December 31, 2004, 2003 and 2002:

	Bank					Savings Bank
	As of Three Months Ended March 31,		As of Year Ended December 31,			As of Three Months Ended March 31,		As of Year Ended December 31,
	2005	2004	2004	2003	2002	2005	2004	2004	2003	2002
Tier 1 risk-based capital ratio	12.95%	13.30%	13.24%	14.14%	15.56%	13.44%	15.54%	15.61%	14.79%	15.10%
Total risk-based capital ratio	16.82%	17.53%	17.09%	18.34%	17.78%	14.73%	16.84%	16.91%	16.10%	16.80%
Tier 1 leverage ratio	10.36%	11.03%	11.33%	13.17%	13.79%	13.09%	14.00%	14.47%	14.00%	14.45%

The Offering

Issuer	Capital One Financial Corporation

Securities Offered	$500,000,000 aggregate principal amount of 5.50% senior notes due 2015.

Maturity	The notes will mature on June 1, 2015.

Interest	The notes will bear interest at the rate of 5.50% per year from the date of original issuance.

We will pay interest on the notes semi-annually in arrears each December 1 and June 1. The first interest payment will be made on December 1, 2005.

Use of Proceeds

We intend to use the net proceeds from this offering for general corporate purposes. We may invest any funds not required immediately for general corporate purposes in short-term marketable securities.

Ranking

The notes are Capital One Financial Corporation’s direct, unsecured and unsubordinated obligations and rank equal in priority with all of Capital One Financial Corporation’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of Capital One Financial Corporation’s existing and future subordinated indebtedness.

Redemption	None.

No Listing	The notes will not be listed on any securities exchange.

RISK FACTORS

Investing in the notes involves risks, including the risks described below that are specific to the notes and those that could affect us and our business. You should not purchase notes unless you understand these investment risks. Although we have tried to discuss key risk factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing any notes, you should carefully consider the following discussion of risks and the other information in this prospectus supplement and the accompanying prospectus, and carefully read the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

Risks Related to the Notes

The Notes are Capital One Financial Corporation’s obligations and not obligations of its subsidiaries and will be effectively subordinated to the claims of its subsidiaries’ creditors.

The notes are exclusively Capital One Financial Corporation’s obligations and not those of its subsidiaries. Capital One Financial Corporation is a holding company and, accordingly, substantially all of its operations are conducted through its subsidiaries. As a result, its cash flow and its ability to service its debt, including the notes, depends upon the earnings of its subsidiaries. In addition, Capital One Financial Corporation depends on the distribution of earnings, loans or other payments by its subsidiaries to Capital One Financial Corporation.

Capital One Financial Corporation’s subsidiaries are separate and distinct legal entities. Capital One Financial Corporation’s subsidiaries have no obligation to pay any amounts due on the notes or to provide Capital One Financial Corporation with funds to pay its obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by its subsidiaries to Capital One Financial Corporation would be subject to regulatory or contractual restrictions. Payments to Capital One Financial Corporation by its subsidiaries will also be contingent upon those subsidiaries’ earnings and business considerations.

Capital One Financial Corporation’s right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the noteholders to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including senior and subordinated debtholders and general trade creditors. In addition, even if Capital One Financial Corporation were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by Capital One Financial Corporation.

Risks Related to Our Business

We Face Strategic Risks in Sustaining Our Growth and Pursuing Diversification

Our growth strategy is threefold. First, we seek to continue to grow our domestic credit card business. Second, we desire to continue to build and grow our automobile finance business. Third, we hope to continue to diversify our business, both geographically and in product mix, by growing our lending business, including credit cards, internationally, principally in the United Kingdom and Canada, and by identifying, pursuing and expanding new business opportunities, such as branch banking, small business lending and other consumer loan products, including home loan lending and installment lending. Our ability to grow is driven by the success of our fundamental business plan, the level of our investments in new businesses or regions and our ability to successfully apply IBS to new businesses. In addition, our revenue may be adversely affected by our continuing diversification and bias toward lower loss assets (because of the potentially lower margins on such accounts). This risk has many components, including:

Customer and Account Growth.    Our growth is highly dependent on our ability to retain existing customers and attract new ones, grow existing and new account balances, develop new market segments and have sufficient funding available for marketing activities to generate these customers and account balances. Our ability to grow and retain customers is also dependent on customer satisfaction, which may be adversely affected by factors outside of our control, such as postal service and other marketing and customer service channel disruptions and costs.

Product and Marketing Development.    Difficulties or delays in the development, production, testing and marketing of new products or services, which may be caused by a number of factors including, among other things, operational constraints, technology functionality, regulatory and other capital requirements and legal difficulties, will affect the success of such products or services and can cause losses arising from the costs to develop unsuccessful products and services, as well as decreased capital availability. In addition, customers may not accept the new products and services offered.

Diversification Risk.    An important element of our strategy is our effort to continue diversifying beyond our U.S. Credit Card portfolio. Our ability to successfully diversify is impacted by a number of factors, including: identifying appropriate acquisition targets, executing on acquisition transactions, developing strategies to grow our existing diversification business, and our financial ability to undertake these diversification activities. In addition, part of our diversification strategy has been to grow internationally. Our growth internationally faces additional challenges, including limited access to information, differences in cultural attitudes toward credit, changing regulatory and legislative environments, political developments, exchange rates and differences from the historical experience of portfolio performance in the United States and other countries.

We Face Intense Competition in All of Our Markets

We face intense competition from many other providers of credit cards and other consumer financial products and services. In particular, in our credit card activities, we compete with international, national, regional and local bank card issuers, with other general purpose credit or charge card issuers, and to a certain extent, issuers of smart cards and debit cards. We also compete with providers of other types of financial services and consumer loans such as home equity lines and other mortgage related products that offer consumers debt consolidation. We face similar competitive markets in our auto financing, small business lending, home loan lending and installment loan activities as well as in our international markets. Thus, the cost to acquire new accounts will continue to vary among product lines and may rise. Other credit card companies may compete with us for customers by offering lower interest rates and fees, higher credit limits and/or customer services or product features that are more attractive than those we offer. Because customers generally choose credit card issuers (or other sources of financing) based on price (primarily interest rates and fees), credit limit and other product features, customer loyalty is limited. Increased competition has resulted in, and may continue to cause, a decrease in credit card response rates and reduced productivity of marketing dollars invested in certain lines of business. Competition may also have an impact on customer attrition as our customers accept offers from other credit card lenders and/or providers of other consumer lending products, such as home equity financing.

Our diversified lending businesses, including auto lending, small business lending, home loan lending and installment loans business also compete on a similar variety of factors, including price, product features and customer service. These businesses may also experience a decline in marketing efficiency and/or customer attrition. In addition, some of our competitors may be substantially larger than we are, which may give those competitors advantages, including a more diversified product and customer base, operational efficiencies, broad-based local distribution capabilities, lower-cost funding and more versatile technology platforms. These competitors may also consolidate with other financial institutions in ways that enhance these advantages and intensify our competitive environment. In addition, the GLB Act, which permits greater affiliations between banks, securities firms and insurance companies, may increase competition in the financial services industry.

In such a competitive environment, we may lose entire accounts, or may lose account balances, to competing financial institutions, or find it more costly to maintain our existing customer base. Customer attrition from any or all of our products, together with any lowering of interest rates or fees that we might implement to retain customers, could reduce our revenues and therefore our earnings. We expect that competition will continue to grow more intense with respect to most of our products, including our diversified products and the products we offer internationally.

We Face Risk From Economic Downturns

Delinquencies and credit losses in the consumer finance industry generally increase during economic downturns or recessions. Likewise, consumer demand may decline during an economic downturn or recession. Accordingly, an economic downturn (either local or national), can hurt our financial performance as accountholders default on their loans or, in the case of credit card accounts, carry lower balances and reduce credit card purchase activity. Furthermore, because our business model is to lend across the credit spectrum, we make loans to lower credit quality customers. These customers generally have higher rates of charge-offs and delinquencies than do higher credit quality customers. Additionally, as we increasingly market our cards internationally, an economic downturn or recession outside the United States also could hurt our financial performance.

Reputational Risk and Social Factors May Impact our Results

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices or our financial health. Adverse perceptions regarding our business practices or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships, such as our independent auditors, may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that change or constrain the manner in which we engage with our customers and the products we offer them. Adverse reputational impacts or events may also increase our litigation risk. See “We Face the Risk of a Complex and Changing Regulatory and Legal Environment” below.

In addition, a variety of social factors may cause changes in credit card and other consumer finance use, payment patterns and the rate of defaults by accountholders and borrowers. These social factors include changes in consumer confidence levels, the public’s perception of the use of credit cards and other consumer debt, and changing attitudes about incurring debt and the stigma of personal bankruptcy.

We May Face Limited Availability of Financing, Variation in Our Funding Costs and Uncertainty in Our Securitization Financing

In general, the amount, type and cost of our funding, including financing from other financial institutions, the capital markets and deposits, directly impacts our expense in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make such financing more difficult, more expensive or unavailable on any terms both domestically and internationally (where funding transactions may be on terms more or less favorable than in the United States), including, but not limited to, financial results and losses, changes within our organization, specific events that adversely impact our reputation, changes in the activities of our business partners, disruptions in the capital markets, specific events that adversely impact the financial services industry, counter-party availability, changes affecting our assets, our corporate and regulatory structure, interest rate fluctuations, ratings agencies actions, general economic conditions and the legal, regulatory, accounting and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the United States and world economies, and may become increasingly difficult due to economic and other factors. Also, we compete for funding with other banks, savings banks and similar companies, some of which are publicly traded. Many of these institutions are substantially larger, have more capital and other resources and have better debt ratings than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase our cost of funds.

In addition, we are substantially dependent on the securitization of consumer loans, which involves the legal sale of beneficial interests in consumer loan balances and is a unique funding market. If these consumer asset-backed securitization markets in the United States experience difficulties we may be unable to securitize our loan receivables or to do so at favorable pricing levels. If we were unable to continue to securitize our loan receivables at current levels, we would use alternative funding sources to fund increases in loan receivables and meet our other liquidity needs. If we were unable to find cost-effective and stable alternatives, it could negatively impact our liquidity and potentially subject us to certain risks. These risks would include an increase in our cost of funds, an increase in the allowance for loan losses and the provision for possible credit losses as more loans would remain on our consolidated balance sheet, and lower loan growth.

In addition, the occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for additional funding. This early amortization could, among other things, have a significant effect on the ability of the Bank and the Savings Bank to meet the capital adequacy requirements as all off-balance sheet loans experiencing such early amortization would have to be recorded on the balance sheet.

We May Experience Changes in Our Debt Ratings

In general, ratings agencies play an important role in determining, by means of the ratings they assign to issuers and their debt, the availability and cost of wholesale funding. We currently receive ratings from several ratings entities for our secured and unsecured borrowings. As private entities, ratings agencies have broad discretion in the assignment of ratings. A rating below investment grade typically reduces availability and increases the cost of market-based funding, both secured and unsecured. A debt rating of Baa3 or higher by Moody’s Investors Service, or BBB- or higher by Standard & Poor’s and Fitch Ratings, is considered investment grade. Currently, all three ratings agencies rate the unsecured senior debt of the Bank and Capital One Financial Corporation as investment grade. The following chart shows ratings for Capital One Financial Corporation and the Bank as of the date of this prospectus supplement. As of that date, the ratings outlooks were as follows:

	Standard & Poor’s	Moody’s	Fitch
Capital One Financial Corporation	BBB-	Baa3	BBB
Capital One Financial Corporation—Outlook	Positive	Positive	Positive
Capital One Bank	BBB	Baa2	BBB
Capital One Bank—Outlook	Positive	Positive	Positive

Because we depend on the capital markets for funding and capital, we could experience reduced availability and increased cost of funding if our debt ratings were lowered. This result could make it difficult for us to grow at or to a level we currently anticipate.

We Face Exposure from Our Unused Customer Credit Lines

Because we offer our customers credit lines, the full amount of which is most often not used, we have exposure to these unfunded lines of credit. These credit lines could be used to a greater extent than our historical experience would predict. If actual use of these lines were to materially exceed predicted line usage, we would need to raise more funding than anticipated in our current funding plans. It could be difficult to raise such funds, either at all, or at favorable rates.

We Face Risk Related to the Strength of our Operational, Technology and Organizational Infrastructure

Our ability to grow is also dependent on our ability to build or acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex business. Similar to other large corporations, operational risk can manifest itself at Capital One in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside Capital One and exposure to external events. In addition, we outsource some of our operational functions to third parties; these third parties may experience similar errors or disruptions that could adversely impact us and over which we may have limited control. As we increase the amount of our operational infrastructure that we outsource to third parties, we increase our exposure to this risk. Failure to build and maintain the necessary operational infrastructure can lead to risk of loss of service to customers, legal actions or noncompliance with applicable laws or regulatory standards. In addition, to the extent we experience failures in our ability to build necessary infrastructure, we may experience financial losses related to the write-downs of infrastructure assets. Although we have devoted and will continue to devote resources to building and maintaining our operational infrastructure, including our system of internal controls, there can be no assurance that we will not suffer losses from operational risks in the future. In addition, although we take steps to retain our existing management talent and recruit new talent as needed, we face a competitive market for such talent and there can be no assurance that we will continue to be able to maintain and build a management team capable of running our increasingly large and complex business.

Our ability to grow and compete is also dependent on the strength and capability of our technology systems, which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. In addition, our ability to develop and implement effective marketing campaigns also depends on our technology. Although we continuously assess and invest in the strength and capability of our technology to meet both our short and long-term needs, there can be no assurance that we will be able to successfully do so, or do so with sustainable costs.

We May Experience Increased Delinquencies and Credit Losses

Like other credit card lenders and providers of consumer and other financing, we face the risk that our customers will not repay their loans. A customer’s failure to repay is generally preceded by missed payments. In some instances, a customer may declare bankruptcy prior to missing payments, although this is not generally the case. Customers who declare bankruptcy frequently do not repay credit card or other loans. Where we have collateral, we attempt to seize it when customers default on their loans. The value of the collateral may not equal the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from our customers. Rising delinquencies and rising rates of bankruptcy are often precursors of future charge-offs and may require us to increase our allowance for loan losses. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance if we are unable to raise revenue to compensate for these losses, may adversely impact the performance of our securitizations, and may increase our cost of funds.

Our ability to assess the credit worthiness of our customers may diminish. We market our products to a wide range of customers including those with less experience with credit products and those with a history of missed payments. We select our customers, manage their accounts and establish prices and credit limits using proprietary models and other techniques designed to accurately predict future charge-offs. Our goal is to set prices and credit limits such that we are appropriately compensated for the credit risk we accept for both high and low risk customers. We face a risk that the models and approaches we use to select, manage, and underwrite our customers may become less predictive of future charge-offs due to changes in the competitive environment or in the economy. Intense competition, a weak economy, or even falling interest rates can adversely affect our actual charge-offs and our ability to accurately predict future charge-offs. These factors may cause both a decline in the ability and willingness of our customers to repay their loans and an increase in the frequency with which our lower risk customers defect to more attractive, competitor products. In our auto finance business, declining used-car prices reduce the value of our collateral and can adversely affect charge-offs. We attempt to mitigate these risks by continually improving our approach to predicting future charge-offs and by evaluating potential adverse scenarios. Nonetheless, there can be no assurance that we will be able to accurately predict charge-offs, and our failure to do so may adversely affect our profitability and ability to grow.

The trends that caused the reduction of charge-offs over the course of 2004 and the first part of 2005 may not continue. During that time, we increased the proportion of lower-risk borrowers in our portfolio and increased the proportion of lower risk asset classes, like auto loans, relative to credit cards. In addition, in 2004 and the first part of 2005, our managed loan portfolio continued to grow from $71.2 billion at December 31, 2003 to $79.9 billion at December 31, 2004, which is a 12.2% increase for the year ended December 31, 2004, and to $81.6 billion at March 31, 2005, which is a 2.1% increase for the three months ended March 31, 2005. Managed charge-offs for the three months ended March 31, 2005 were $844 million compared to $859 million for the three months ended March 31, 2004, which is a 1.7% decrease. Especially in the credit card business, higher growth rates cause lower charge-off rates in the near term. This is primarily driven by lower charge-offs in the first six to eight months of the life of a pool of new accounts. Finally there can be no assurance that these trends will continue in the future.

We hold an allowance for expected losses inherent in our existing reported loan portfolio as provided for by the applicable accounting rules. There can be no assurance, however, that such allowances will be sufficient to account for actual losses. We record charge-offs according to accounting practices consistent with accounting and regulatory guidelines and rules. These guidelines and rules, including among other things, the FFIEC Account Management Guidance, could change and cause our charge-offs to increase for reasons unrelated to the underlying performance of our portfolio. Unless offset by other changes, this could reduce our profits.

We Face Market Risk of Interest Rate and Exchange Rate Fluctuations

Like other financial institutions, we borrow money from institutions and depositors, which we then lend to customers. We earn interest on the consumer loans we make, and pay interest on the deposits and borrowings we use to fund those loans. Changes in these two interest rates affect the value of our assets and liabilities. If the rate of interest we pay on our borrowings increases more than the rate of interest we earn on our loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be hurt if the rates on our consumer loans fall more quickly than those on our borrowings. The financial instruments and techniques we use to manage the risk of interest rate and exchange rate fluctuations, such as asset/liability matching and interest rate and exchange rate swaps and hedges and some forward exchange contracts, may not always work successfully or may not be available at a reasonable cost. Furthermore, if these techniques become unavailable or impractical, our earnings could be subject to volatility and decreases as interest rates and exchange rates change.

Changes in interest rates also affect the balances our customers carry on their credit cards and affect the rate of pre-payment for installment loan products. When interest rates fall, there may be more low-rate product alternatives available to our customers. Consequently, their credit card balances may fall and pre-payment rates for installment loan products may rise. We can mitigate this risk by reducing the interest rates we charge or by refinancing installment loan products. However, these changes can reduce the overall yield on our portfolio if we do not adequately provide for them in our interest rate hedging strategies. When interest rates rise, there are fewer low-rate alternatives available to customers. Consequently, credit card balances may rise (or fall more slowly) and pre-payment rates on installment lending products may fall. In this circumstance, we may have to raise additional funds at higher interest rates. In our credit card business, we could, subject to legal and competitive constraints, mitigate this risk by increasing the interest rates we charge, although such changes may increase opportunities for our competitors to offer attractive products to our customers and consequently increase customer attrition from our portfolio. Rising interest rates across the industry may also lead to higher delinquencies as customers face increasing interest payments both on our products and on other loans they may hold.

We Face the Risk of a Complex and Changing Regulatory and Legal Environment

We operate in a heavily regulated industry and are therefore subject to an array of banking, consumer lending and deposit laws and regulations that apply to almost every element of our business. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership. In addition, efforts to comply with these laws and regulations may increase our costs and/or limit our ability to pursue certain business opportunities. Federal and state laws and rules, as well as rules to which we are subject in foreign jurisdictions in which we conduct business, significantly limit the types of activities in which we may engage. For example, federal and state consumer protection laws and rules, and laws and rules of foreign jurisdictions where we conduct business, limit the manner in which we may offer and extend credit. In addition, we are subject to a wide array of other laws and regulations that govern other aspects of how we conduct our business, such as in the areas of employment and intellectual property. From time to time, the U.S. Congress, the states and foreign governments consider changing these laws and may enact new laws or amend existing laws to regulate further the consumer lending industry or companies in general. Such new laws or rules could limit the amount of interest or fees we can charge, restrict our ability to collect on account balances, or materially affect us or the banking or credit card industries in some other manner. Additional federal, state and foreign consumer protection legislation also could seek to expand the privacy protections afforded to customers of financial institutions and restrict our ability to share or receive customer information.

In addition, banking regulators possess broad discretion to issue or revise regulations, or to issue guidance, which may significantly impact us. For example, the Federal Trade Commission has issued, and will continue to issue, a variety of regulations under the FACT Act of 2003, and the Federal Reserve has also announced proposed rule-making, both of which may impact us. We cannot, however, predict whether and how any new guidelines issued or other regulatory actions taken by the banking or other regulators will be applied to the Bank or the Savings Bank, in what manner such regulations might be applied, or the resulting effect on Capital One Financial Corporation, the Bank or the Savings Bank. We cannot assure you that this kind of regulatory action will not have a negative impact on us and/or our financial results.

Finally, we face possible risks from the outcomes of certain industry litigation. In 1998, the United States Department of Justice filed an antitrust lawsuit against the MasterCard and Visa membership associations composed of financial institutions that issue MasterCard or Visa credit or debit cards (“associations”), alleging, among other things, that the associations had violated antitrust law and engaged in unfair practices by not allowing member banks to issue cards from competing brands, such as American Express (“American Express”) and Discover Financial Services, (“Discover”). In 2001, a New York district court entered judgment in favor of the Department of Justice and ordered the associations, among other things, to repeal these policies. The United States Second Circuit Court of Appeals affirmed the district court and on October 4, 2004, the United States Supreme Court denied certiorari in the case.

Immediately following the Supreme Court’s decision, Discover filed a lawsuit against the associations under United States federal antitrust law. The suit alleges, among other things, that the associations engaged in anticompetitive business practices aimed at monopolizing the bank card market. The complaint, among other things, requests civil monetary damages, which could be trebled. No Capital One entity is a named defendant in this lawsuit.

In addition, on November 15, 2004, American Express Travel Related Services Company, Inc., filed a lawsuit against the associations and several member banks under the United States federal antitrust law. Capital One Bank; Capital One, F.S.B.; and Capital One Financial Corporation are named defendants.

Also, several merchants have filed class action suits, which have been consolidated, against the associations under federal antitrust law relating to certain debit card products. In April 2003, the associations agreed to settle the suit in exchange for payments to plaintiffs by MasterCard of $1 billion and Visa of $2 billion, both over a ten-year period, and for changes in policies and interchange rates for debit cards. Certain merchant plaintiffs have opted out of the settlements and have commenced separate suits. Additionally, consumer class action suits with claims mirroring the merchants’ allegation have been filed in several courts. Finally, the associations, as well as member banks, continue to face additional lawsuits regarding policies, practices, products and fees.

With the exception of the American Express civil antitrust lawsuit, the Capital One Financial Corporation and its affiliates are not parties to the suits described above and therefore will not be directly liable for any amount related to any possible or known settlements, the suits filed by merchants who have opted out of the settlements of those suits, or the class action suits pending in state and federal courts. However, the Bank and the Savings Bank are member banks of MasterCard and Visa and thus may be affected by settlements or suits relating to these issues. In addition, it is possible that the scope of these suits may expand and that other member banks, including Capital One, may be brought into the suits or future suits. Given the complexity of the issues raised by these suits and the uncertainty regarding: (1) the outcome of these suits, (2) the likelihood and amount of any possible judgment against the associations, (3) the likelihood and the amount and validity of any claim against the associations’ member banks, including Capital One, and (4) the effects of these suits, in turn, on competition in the industry, member banks, and interchange and association fees, we cannot determine at this time the long-term effects of these suits on us.

Fluctuations in Our Expenses and Other Costs May Hurt Our Financial Results

Our expenses and other costs, such as operating and marketing expenses, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, it is important that we are able to successfully manage such expenses. Many factors can influence the amount of our expenses, as well as how quickly they grow. For example, further increases in postal rates or termination of our negotiated service arrangement with the United States Postal Service could raise our costs for postal service. As our business develops, changes or expands, additional expenses can arise from management of outsourced services, asset purchases, structural reorganization, a reevaluation of business strategies and/or expenses to comply with new or changing laws or regulations. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting fluctuations can significantly affect how we calculate expenses and earnings.

We Face Risks Related to our Proposed Merger with Hibernia Corporation

Completion of the proposed merger is subject to the satisfaction of various conditions, including the receipt of approval from the Hibernia stockholders and the receipt of various regulatory approvals and authorizations. There is no assurance that all of the various conditions will be satisfied, or that the merger will be completed on the proposed terms and schedule. Additionally, when and if the merger is completed, we face the risks that the businesses may not be integrated successfully and that the cost savings and other synergies from the transaction may not be fully realized, or may take longer to realize than expected. Finally, uncertainties or disruptions related to the transaction may make it more difficult to maintain relationships with customers, employees or suppliers.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $496,635,000 after deducting underwriting discounts and our estimated expenses of the offering.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the reduction of short-term debt, possible acquisitions, investments in, or extension of credit to, our subsidiaries and investments in securities. We may invest any funds not required immediately for general corporate purposes in short-term marketable securities.

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2005, (1) on an actual basis and (2) as adjusted to give effect to the issuance and sale of the notes in this offering. The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2005
	Actual	As adjusted for issuance and sale of the notes
	(Unaudited, dollars in thousands)
Liabilities
Interest-bearing deposits	$25,854,025	$25,854,025
Senior and subordinated notes	6,876,432	7,376,432
Other borrowings	10,243,235	10,243,235

Total liabilities	42,973,692	43,473,692

Stockholders’ equity
Preferred stock (par value $0.01 per share, 50,000,000 shares authorized, none issued or outstanding)	—	—
Common stock (par value $0.01 per share, 1,000,000,000 shares authorized, and 253,638,718 shares issued and outstanding)	2,536	2,536
Paid-in capital, net	2,878,237	2,878,237
Retained earnings and cumulative other comprehensive income	6,166,070	6,166,070
Less: Treasury stock, at cost (1,525,592 shares)	(67,113)	(67,113)

Total stockholders’ equity	8,979,730	8,979,730

Total capitalization	$51,953,422	$52,453,422

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31, 2005	Year Ended December 31,

		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges (including interest on deposits)	2.65	2.31	2.13	1.98	1.87	1.91
Ratio of earnings to fixed charges (excluding interest on deposits)	4.68	3.99	3.59	3.19	2.89	2.48

The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. Fixed charges consist of interest, expensed and capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF THE NOTES

The following is a description of the particular terms of the notes offered pursuant to this prospectus supplement. This description supplements, and to the extent inconsistent, modifies the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus under “Description of Securities.” To the extent the description in this prospectus supplement is inconsistent with the description contained in the accompanying prospectus, you should rely on the description in this prospectus supplement. The following description is qualified in its entirety by reference to the provisions of the senior indenture dated as of November 1, 1996. A copy of the senior indenture is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Capitalized terms not defined in this section have the meanings assigned to such terms in the accompanying prospectus or in the senior indenture.

General

The notes offered hereby constitute a series of senior debt securities described in the accompanying prospectus to be issued under the senior indenture dated as of November 1, 1996, between us and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as senior indenture trustee, which we refer to as the senior indenture. The notes will be Capital One Financial Corporation’s direct, unsecured obligations.

The notes are initially offered in the principal amount of $500,000,000. We may, without the consent of existing holders, increase the principal amount of the notes by issuing more notes in the future, on the same terms and conditions (other than the issue date and possibly the public offering price) and with the same CUSIP number as the notes being offered by this prospectus supplement. We do not plan to inform existing holders if we reopen the series of notes to issue and sell additional notes in the future.

Payments

The notes will mature on June 1, 2015. The notes will bear interest from May 24, 2005, at the annual rate of 5.50%.

We will pay interest on the notes semi-annually in arrears on each December 1 and June 1. The first interest payment will be made on December 1, 2005.

We will pay interest to the person in whose name the note is registered at the close of business on November 15 and May 15, as the case may be, next preceding the relevant interest payment date, except that we will pay interest payable at the maturity date of the notes to the person or persons to whom principal is payable. Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months. If any date on which interest is payable on the notes is not a business day, the payment of the interest payable on that date will be made on the next day that is a business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled payment date.

The notes will not have the benefit of a sinking fund—that is, we will not deposit money on a regular basis into any separate custodial account to repay the notes. The notes are not redeemable before their stated maturity.

Denominations

The notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000.

Ranking

We may, without the consent of the holders of the notes, create and issue additional debt securities under the senior indenture, ranking equally with the notes.

Payment of the principal and interest on the notes will rank equally with all of Capital One Financial Corporation’s other unsecured and unsubordinated debt. As of March 31, 2005, there existed approximately

$1.788 billion of indebtedness issued under the senior indenture that would have ranked equally with the notes. The senior indenture does not limit the amount of additional senior indebtedness that Capital One Financial Corporation or any of its subsidiaries may incur. The notes will be Capital One Financial Corporation’s exclusive obligations and not those of its subsidiaries. Since Capital One Financial Corporation is a holding company and substantially all of its operations are conducted through subsidiaries, its cash flow and consequently its ability to service debt, including the notes, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to Capital One Financial Corporation or upon other payments of funds by those subsidiaries to Capital One Financial Corporation. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to provide Capital One Financial Corporation with funds for payments on the notes, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends and distributions and the making of loans and advances to Capital One Financial Corporation by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

Any right Capital One Financial Corporation has to receive assets of any of its subsidiaries upon their liquidation or reorganization and the resulting right of the holders of notes to participate in those assets effectively will be subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that Capital One Financial Corporation is itself recognized as a creditor of the subsidiary, in which case Capital One Financial Corporation’s claims would be subordinated to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to the debt held by Capital One Financial Corporation.

Covenants

Under the senior indenture, we agree to the following:

•	Except as permitted as described in the accompanying prospectus under “Description of Debt Securities—Consolidation, Merger and Sale of Assets,” Capital One Financial Corporation will preserve and keep in full force and effect its corporate existence and the corporate existence of each of its significant subsidiaries (as defined below) and its rights (charter and statutory) and franchises and those of each of its significant subsidiaries. However, neither Capital One Financial Corporation nor any of its significant subsidiaries will be required to preserve any of these rights or franchises if Capital One Financial Corporation or the significant subsidiary, as the case may be, determines that the preservation thereof is no longer desirable in the conduct of its business, and that the loss thereof is not disadvantageous in any material respect to the holders of the notes. (Section 1007)

•	The senior indenture contains a covenant by Capital One Financial Corporation limiting its ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any subsidiary of Capital One Financial Corporation the consolidated assets of which constitute 20% or more of Capital One Financial Corporation’s consolidated assets. This covenant generally provides that, as long as any of the notes issued under the senior indenture are outstanding,

•	neither Capital One Financial Corporation nor any of its significant subsidiaries will sell, assign, transfer or otherwise dispose of the voting stock of a significant subsidiary or securities convertible into or options, warrants or rights to subscribe for or purchase such voting stock, and Capital One Financial Corporation will not permit a significant subsidiary to issue voting stock, or securities convertible into or options, warrants or rights to subscribe for or purchase such voting stock, in each case if such significant subsidiary would cease to be a controlled subsidiary (as defined below); and

•	Capital One Financial Corporation will not permit a significant subsidiary to merge or consolidate with or into any corporation unless the survivor is Capital One Financial Corporation or is, or upon consummation of the merger or consolidation will become, a controlled subsidiary, or to lease, sell or transfer all or substantially all of its properties and assets except to Capital One Financial Corporation or a controlled subsidiary or a person that upon such lease, sale or transfer will become a controlled subsidiary. (Section 1005)

A “controlled subsidiary” is a significant subsidiary at least 80% of the outstanding shares of voting stock of which is owned by Capital One Financial Corporation and/or by one or more of its controlled subsidiaries. The limitations described above do not apply to certain transactions required by law, rule, regulation or governmental order (including as a condition to an acquisition of another entity by Capital One Financial Corporation) or to any sale or transfer of assets in a securitization transaction.

In addition, the senior indenture contains a covenant by Capital One Financial Corporation limiting its ability to create liens on the voting stock of a significant subsidiary. This covenant generally provides that, as long as any of the notes are outstanding, neither Capital One Financial Corporation nor any of its subsidiaries will pledge, encumber or grant a lien upon a significant subsidiary’s voting stock, or upon securities convertible into or options, warrants or rights to subscribe for or purchase, such voting stock, directly or indirectly, to secure indebtedness for borrowed money, if, treating such pledge, encumbrance or lien as a transfer of such voting stock subject thereto to the secured party, such significant subsidiary would not continue to be a controlled subsidiary, unless the notes are equally and ratably secured with any and all such indebtedness by this pledge, encumbrance or lien. (Section 1006)

Events of Default

If an event of default with respect to the notes as described in the accompanying prospectus occurs and continues, no holder of a note has any right to institute any proceeding, judicial or otherwise, with respect to the senior indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the senior indenture, unless:

•	the holder has previously given written notice to the indenture trustee of a continuing event of default with respect to the notes;

•	the holders of not less than 25% in principal amount of the notes have made a written request to the indenture trustee to institute proceedings in respect of such event of default in its own name as trustee under the senior indenture;

•	the holder or holders have offered to the indenture trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the indenture trustee failed to institute any such proceeding for 60 days after its receipt of such notice, request and offer of indemnity; and

•	the holders of a majority in principal amount of the notes have not given the indenture trustee directions inconsistent with such written request. (Section 507)

Amendments

No modification or amendment described in the fourth bullet in the accompanying prospectus in the first paragraph under “Description of Debt Securities—Amendments” may reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for any waiver or supplemental indenture, or reduce the applicable quorum or voting requirements.

Defeasance and Discharge

The defeasance provisions of the senior indenture described under “Description of Debt Securities—Legal Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes.

Same-Day Settlement and Payment

Settlement by purchasers of the notes will be made in immediately available funds. All payments by Capital One Financial Corporation to the depositary of principal and interest will be made in immediately available funds. So long as any notes are represented by global securities registered in the name of the depositary or its nominee, those notes will trade in the depositary’s Same-Day Funds Settlement System which requires secondary market trading in those notes to settle in immediately available funds. No assurance can be given as to the effect, if any, of this requirement to settle in immediately available funds on trading activity in notes.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered permanent global securities, without coupon, registered in the name of a nominee of The Depository Trust Company, the depositary as described under “Description of Debt Securities—Global Debt Securities” in the accompanying prospectus. The depositary has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with it. The depositary also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depository Trust Company is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation. The Depository Trust & Clearing Corporation, in turn, is owned by a number of The Depository Trust Company’s direct participants, by members of certain other subsidiaries of The Depository Trust & Clearing Corporation and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depositary’s system also is available to others such as both U.S. and non- U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

Upon the issuance of the global securities evidencing the notes, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes evidenced thereby to the accounts of participants designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by the depositary or its nominee (with respect to participants) and the records of participants (with respect to persons who hold their interests through participants). The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in the notes to certain purchasers.

So long as the depositary, or its nominee, is the registered holder of the global securities, the depositary or its nominee will be considered the sole owner or holder of the notes represented by the global securities for all purposes under the senior indenture. Except as set forth below, owners of beneficial interests in the global securities will not be entitled to have notes represented by such global securities registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the owners or holders thereof for any purpose under the senior indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior indenture. Under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the global securities desires to give any consent or take any action under the senior indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal and interest on notes registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as registered holder of the global securities representing the notes. Neither we, the senior indenture trustee, any paying agent nor the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised by the depositary that upon receipt of any payment of principal or interest in respect of the global securities, the depositary will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in the global securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.

Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders of the notes for any purpose under the senior indenture, and no global security representing notes will be exchangeable, except for another global security of the same denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary and if the beneficial owner is not a participant, on the procedures of the participant through which the beneficial owner owns its interest to exercise any rights of a holder under the senior indenture.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security.

Certificates for the notes will be printed and delivered in exchange for beneficial interests in the global securities if:

•	The Depository Trust Company notifies us that it is unwilling, unable or ineligible to continue as a depositary for the global security certificates and no successor depositary has been appointed within 60 days after this notice, or

•	we determine in our sole discretion that such global notes will be so exchangeable, or

•	an event of default under the senior indenture has occurred and is continuing with respect to such notes.

Any global note that is exchangeable as described in the preceding sentence will be exchangeable for note certificates registered in the names directed by The Depository Trust Company. We expect that these instructions will be based upon directions received by The Depository Trust Company from its participants with respect to ownership of beneficial interests in the global security certificates.

Trustee

BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, is the senior indenture trustee with respect to the notes. The trustee is one of a number of banks with which we and our subsidiaries maintain ordinary banking and trust relationships.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary. You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, non-U.S., or other tax laws.

U.S. Holders

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you purchase notes in the initial offering at the original issue price and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This summary deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold notes as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

Payments or Accruals of Interest    Payments or accruals of interest on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

Purchase, Sale and Retirement of Notes    Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will decrease by the amount of any payments other than interest payments made on the note.

When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the note.

The gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Information Reporting and Backup Withholding    A paying agent must file information returns with the U.S. Internal Revenue Service in connection with note payments made to certain U.S. persons. If you are a U.S. person, you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You also may be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a U.S. person, you may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements.

Non-U.S. Holders

Under current U.S. federal income and estate tax law,

(a) payment on a note or coupon by us or any paying agent to a holder that is a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership and (ii) the beneficial owner provides a statement signed under penalty of perjury that includes its name and address and certifies that it is a Non-U.S. Holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder);

(b) a holder of a note or coupon that is a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note or coupon, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States; and

(c) a note or coupon will not be subject to U.S. federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and, at the time of such holder’s death, payments of interest on such note or coupon would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

Payments on a note owned by a Non-U.S. Holder will not be subject to information reporting requirements nor backup withholding tax if the statement described in clause (a) of the preceding paragraph is duly provided to the paying agent.

Payment on a note or coupon by the U.S. office of a custodian, nominee or other agent of the beneficial owner of such note or coupon will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note or coupon effected outside the United States by a foreign office of a foreign “broker” (as defined in applicable Treasury regulations), provided that such broker (1) derives less than 50 percent of its gross income for certain periods from the conduct of a trade or business in the United States, (2) is not a controlled foreign corporation for U.S. federal income tax purposes and (3) is not a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business. Payment of the proceeds of the sale of a note or coupon effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a note or coupon by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

For purposes of applying the rules set forth under this heading “Non-U.S. Holders” to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

For purposes of the discussion under this heading “Non-U.S. Holders” a “Non-U.S. Holder” is a holder of a note or coupon that is not a United States person. A “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and (2) one or more United States persons have the authority to control all of the trust’s substantial decisions.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans to which Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, applies; plans, individual retirement accounts and other arrangements to which Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we collectively refer to as Similar Laws, apply; and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each of which we call a Plan).

Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call ERISA Plans, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the notes were acquired by an ERISA Plan with respect to which we or any of our affiliates are a party in interest or a disqualified person. For example, if we are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or by reason of our ownership of our subsidiaries), an extension of credit prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code between the investing ERISA Plan and us may be deemed to occur, unless exemptive relief were available under an applicable exemption (see below).

The United States Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the notes. Those class exemptions include:

•	PTCE 96-23—for certain transactions determined by in-house asset managers;

•	PTCE 95-60—for certain transactions involving insurance company general accounts;

•	PTCE 91-38—for certain transactions involving bank collective investment funds;

•	PTCE 90-1—for certain transactions involving insurance company separate accounts; and

•	PTCE 84-14—for certain transactions determined by independent qualified professional asset managers.

Because of the possibility that direct or indirect prohibited transactions or violations of Similar Laws could occur as a result of the purchase, holding or disposition of the notes by a Plan, the notes may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or in a violation of any Similar Laws. Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding of the notes that either:

•	it is not a Plan and is not purchasing the notes or interest in the notes on behalf of or with the assets of any Plan; or

•	its purchase, holding and disposition of the notes or interest in the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or in a violation of any Similar Laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of notes on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws of the acquisition, ownership and disposition of notes, whether any exemption would be applicable, and whether all conditions of such exemption have been satisfied such that the acquisition, holding and disposition of the notes by the Plan are entitled to full exemptive relief thereunder.

Nothing herein shall be construed as, and the sale of notes to a Plan is in no respect, a representation by us or the underwriters that any investment in the notes would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 19, 2005, we have agreed to sell to the underwriters named below, for whom Lehman Brothers Inc. and Wachovia Capital Markets, LLC are acting as representatives, and the underwriters have severally agreed to purchase the following respective principal amounts of the notes:

Underwriter	Principal Amount of Notes
Lehman Brothers Inc.	$200,000,000
Wachovia Capital Markets, LLC	200,000,000
Barclays Capital Inc.	25,000,000
Credit Suisse First Boston LLC	25,000,000
Goldman Sachs & Co.	25,000,000
J.P. Morgan Securities Inc.	25,000,000

Total	$500,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that, if an underwriter defaults on its obligation, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The underwriters propose to offer the notes initially at the public offering prices set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at that price less a selling concession of 0.30% of the principal amount per note. The underwriters may allow and such dealers may reallow a discount of 0.15% of the principal amount per note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and the concession and discount to certain other dealers.

We estimate that our out-of-pocket expenses for this offering will be approximately $400,000.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so. Any such market-making may be discontinued at any time, for any reason and without notice. There can be no assurance that an active market for the notes will develop or, if a market does develop, at what prices the notes will trade.

In connection with the offering and in compliance with applicable law, the underwriters may engage in transactions which stabilize, maintain or otherwise affect the market price of the notes at levels above those which might otherwise prevail in the open market, such as stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

The underwriters are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

Neither Capital One nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Capital One nor the underwriters make any representation that any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and/or investment banking services for us for which they received or will receive customary fees. Certain of the underwriters may from time to time engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain of the underwriters may make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between these underwriters and their respective customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from each of these underwriters based on transactions these underwriters conduct through the system. Each of these underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into the accompanying prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of the accompanying prospectus and this prospectus supplement. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. Capital One’s SEC file number is 001-13300. We are incorporating by reference in this prospectus supplement the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

1.	Our Annual Report on Form 10-K, for the fiscal year ended December 31, 2004, filed on March 9, 2005;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 3, 2005;

3.	Our Current Reports on Form 8-K filed on January 19, 2005, January 24, 2005, February 18, 2005, March 7, 2005, March 9, 2005, April 20, 2005 and May 4, 2005; and

4.	Our definitive proxy statement[1] filed on March 21, 2005.

[1]	The information referred to in Item 402(a)(8) of Regulation S-K and paragraph (d)(3) of item 7 of Schedule 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus supplement and the accompanying prospectus.

You can obtain copies of documents incorporated by reference in this prospectus supplement, without charge, by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We and the underwriters have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP, New York, New York will pass upon the validity of the notes and certain other legal matters on our behalf. Morrison & Foerster LLP, New York, New York will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Capital One Financial Corporation included in Capital One Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004, and Capital One Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Appendix A

PRELIMINARY UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The preliminary unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Capital One and Hibernia may have appeared had the businesses actually been combined as of or at the beginning of the period presented. The preliminary unaudited pro forma condensed combined financial information shows the impact of the merger of Capital One and Hibernia on the combined balance sheets and statements of income under the purchase method of accounting with Capital One treated as the acquiror. Under this method of accounting, the assets and liabilities of Hibernia will be recorded by Capital One at their estimated fair values as of the date the merger is completed. The preliminary unaudited pro forma condensed combined financial information combines the historical financial information of Capital One and Hibernia as of and for the year ended December 31, 2004. The preliminary unaudited pro forma condensed combined balance sheet as of December 31, 2004 assumes the merger was completed on that date. The preliminary unaudited pro forma condensed combined statement of income gives effect to the merger as if the merger had been completed January 1, 2004.

The preliminary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible expense efficiencies and revenue enhancements, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the preliminary unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the preliminary pro forma condensed combined financial information is subject to adjustment. The preliminary purchase price allocation will vary from the actual purchase price allocation that will be recorded upon the completion of the merger based upon changes in the estimated fair value of the assets and liabilities acquired from Hibernia.

The preliminary unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Capital One and Hibernia.

The following preliminary unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Capital One and Hibernia assuming the companies had been combined on December 31, 2004, on a purchase accounting basis.

Unaudited Pro Forma Combined Condensed Balance Sheet

December 31 (In Thousands, Except Per Share Data)	Capital One 2004	Hibernia 2004	Pro Forma Adjustments		Capital One Hibernia Combined
Assets:
Cash and due from banks	$327,517	$612,872	—		$940,389
Federal funds sold and resale agreements	773,695	521,500	(255,000)	A	1,040,195
Interest-bearing deposits at other banks	309,999	16,694	—		326,693

Cash and cash equivalents	1,411,211	1,151,066	(255,000)		2,307,277
Securities available for sale	9,300,454	4,524,340	(1,200,000)	A	12,624,794
Securities held to maturity	—	35,819	745	B	36,564
Mortgage loans held for sale	—	78,136	—		78,136
Loans	38,215,591	15,719,216	(134,798)	C	53,800,009
Less: Allowance for loan losses	(1,505,000)	(227,574)	—		(1,732,574)

Net loans	36,710,591	15,491,642	(134,798)		52,067,435
Accounts receivable from securitizations	4,081,271	—	—		4,081,271

December 31 (In Thousands, Except Per Share Data)	Capital One 2004	Hibernia 2004	Pro Forma Adjustments		Capital One Hibernia Combined
Premises and equipment, net	817,704	293,356	15,000	D	1,126,060
Interest receivable	252,857	80,436			333,293
Goodwill	352,157	337,441	(337,441)	E	4,174,254
			3,822,097	E
Core deposit intangibles and other intangibles	—	31,697	(31,697)	F	371,330
			371,330	F
Other assets	821,010	284,155	168	B	1,105,333

Total assets	$53,747,255	$22,308,088	$2,250,404		$78,305,747

Liabilities:
Interest bearing deposits	$25,636,802	$14,114,756	$29,057	G	$39,780,615
Non-interest bearing deposits	—	3,264,190	—		3,264,190
Senior and subordinated notes	6,874,790	164,899	10,580	G	7,050,269
Other borrowings	9,637,019	2,301,002	927,141	A	12,885,012
			19,850	G
Interest payable	237,227	21,428	—		258,655
Other	2,973,228	499,916	55,000	H	3,658,109
			129,965	F

Total liabilities	45,359,066	20,366,191	1,171,593		66,896,850

Commitments and Contingencies
Stockholders’ Equity:
Common stock	2,484	328,504	(328,504)	I	2,835
			351	I
Paid-in capital, net	2,711,327	548,277	(548,277)	I	5,731,684
			2,738,724	I
			281,633	J
Retained earnings	5,596,372	1,347,544	(1,347,544)	I	5,596,372
Cumulative other comprehensive income	144,759	15,198	(15,198)	I	144,759
Less: Treasury stock, at cost	(66,753)	(297,626)	297,626	I	(66,753)

Total stockholders’ equity	8,388,189	1,941,897	1,078,811		11,408,897

Total liabilities and stockholders’ equity	$53,747,255	$22,308,088	$2,250,404		$78,305,747

The following preliminary unaudited pro forma condensed combined statement of income combines the historical statements of income of Capital One and Hibernia assuming the companies had been combined on January 1, 2004, on a purchase accounting basis.

Unaudited Pro Forma Combined Condensed Statement of Income

Year Ended December 31 (In Thousands, Except Per Share Data)	Capital One 2004	Hibernia 2004	Pro Forma Adjustments		Capital One Hibernia Combined
Interest Income:
Loans, including past-due fees	$4,234,420	$827,060	16,989	C	$5,078,469
Securities available for sale	312,374	162,026	(46,061)	A	428,339
Securities held to maturity	—	2,486	—		2,486
Interest on mortgage loans held for sale	—	6,644			6,644
Other	247,626	4,217	(6,623)	A	245,220

Total interest income	4,794,420	1,002,433	(35,695)		5,761,158

Year Ended December 31 (In Thousands, Except Per Share Data)	Capital One 2004	Hibernia 2004	Pro Forma Adjustments		Capital One Hibernia Combined
Interest Expense:
Deposits	1,009,545	189,175	12,365	G	1,211,085
Senior and subordinated notes	486,812	6,279	4,232	G	497,323
Other borrowings	295,085	56,306	7,040	G	380,668
			22,237	A

Total interest expense	1,791,442	251,760	45,874		2,089,076

Net interest income	3,002,978	750,673	(81,569)		3,672,082
Provision for loan losses	1,220,852	48,250	—		1,269,102

Net interest income after provision for loan losses	1,782,126	702,423	(81,569)		2,402,980

Non-Interest Income:
Servicing and securitizations	3,643,808	34,845	—		3,678,653
Service charges and other customer-related fees	1,482,658	237,029	—		1,719,687
Interchange	475,810	4,729	—		480,539
Other	297,881	110,823	—		408,704

Total non-interest income	5,900,157	387,426	—		6,287,583

Non-Interest Expense:
Salaries and associate benefits	1,642,721	336,392	—		1,979,113
Marketing	1,337,780	29,902	—		1,367,682
Communications and data processing	475,355	57,030	—		532,385
Supplies and equipment	349,920	46,981	—		396,901
Occupancy	206,614	46,337	1,500	D	254,451
Other	1,309,829	123,489	(6,442)	K	1,519,708
			92,832	F

Total non-interest expense	5,322,219	640,131	87,890		6,050,240

Income before income taxes and minority interest	2,360,064	449,718	(169,459)		2,640,323
Income taxes	816,582	156,688	(59,311)	L	913,959
Minority interest, net of income tax expense	—	76	—		76

Net income	$1,543,482	$292,954	(110,148)		$1,726,288

Basic earnings per share before cumulative effect of accounting change	$6.55	$1.90			$6.38

Diluted earnings per share after cumulative effect of accounting change	$6.21	$1.86			$6.03

Dividends paid per share	$0.11	$0.76			$0.11

NOTES TO THE PRELIMINARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Preliminary Pro Forma Presentation

The preliminary unaudited pro forma condensed combined financial information related to the merger is included as of and for the year ended December 31, 2004. The historical financial statements of Hibernia have been adjusted to reflect reporting reclassifications necessary to conform to the presentation of the historical financial statements of Capital One. The preliminary unaudited pro forma condensed combined financial information reflects the application of accounting principles generally accepted in the United States (“GAAP”) as of and for the year ended December 31, 2004. The adoption of new or changes to existing GAAP (including but not limited to the American Institute of Certified Public Accounts Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer), subsequent to the pro forma financial statement dates may result in changes to the presentation of the preliminary unaudited pro forma condensed combined financial information, if material.

The preliminary pro forma adjustments include purchase price adjustments based on the conversion of each share of Hibernia common stock into $33 in cash or 0.4226 of a share of Capital One common stock, which is the cash or fraction of a share of Capital One common stock that Hibernia shareholders electing to receive cash or stock, respectively, would receive in the merger for each share of Hibernia common stock, assuming the average of the closing prices of Capital One common stock on the NYSE for the five trading days ending the day before the completion of the merger was $78.08, which was the closing price of Capital One common stock on March 4, 2005, the last trading day before announcement of the transaction. The actual amount of cash or fraction of a share of Capital One common stock that Hibernia shareholders electing to receive cash or stock, respectively, in the merger will receive may differ depending on the average of the closing stock prices for Capital One common stock during the five trading days ending immediately before completion of the merger. The total estimated consideration of $5.4 billion, which is based on the closing price of Capital One common stock on March 4, 2005, the last trading day before announcement of the transaction, and includes the value of outstanding stock options, will be paid with the issuance of approximately 35.1 million shares of Capital One’s common stock and approximately $2.4 billion in cash consideration. Upon completion of the merger, outstanding options and other equity-based awards of Hibernia will be exchanged for options and other equity-based awards of Capital One with the number of options, other equity-based awards and option price adjusted for the exchange ratio.

The merger will be accounted for using the purchase method of accounting, and accordingly, the assets acquired (including identifiable intangible assets and goodwill) and liabilities assumed of Hibernia will be recognized at fair value on the date the transaction is completed. The merger will qualify as a tax-free reorganization for federal income tax purposes.

The preliminary unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Hibernia at their respective fair values based on management’s best estimate using the information available at this time. The pro forma adjustments may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of Hibernia’s tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price accounting adjustments may differ materially from the pro forma adjustments presented in this document. Increases or decreases in fair value of certain balance sheet amounts and other items of Hibernia as compared to the information presented in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

The preliminary unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2—Preliminary Pro Forma Adjustments

The preliminary unaudited pro forma condensed combined financial information for the merger includes the preliminary pro forma balance sheet as of December 31, 2004 assuming the merger was completed on December 31, 2004. The preliminary pro forma income statement for the year ended December 31, 2004 was prepared assuming the merger was completed on January 1, 2004.

The preliminary unaudited pro forma condensed combined financial information reflects the issuance of approximately 35.1 million shares of Capital One common stock and approximately $2.4 billion in cash consideration. Common stock issued in conjunction with this transaction was valued using the exchange ratio noted above in Note 1—Basis of Preliminary Pro Forma Presentation.

A reconciliation of the excess consideration paid by Capital One over Hibernia’s net assets acquired (“goodwill”) is as follows:

(in thousands)
Costs to acquire Hibernia:
Capital One common stock issued	$2,739,075	(I)
Cash consideration paid	2,382,141	(A)
Estimated fair value of employee stock options	281,633	(J)
Investment banking, legal, and consulting fees	35,000	(H)

Total consideration paid for Hibernia	$5,437,849

Hibernia’s net assets at fair value:
Hibernia’s stockholders’ equity at December 31, 2004	$1,941,897	(I)
Elimination of Hibernia’s intangibles (including goodwill)	(369,138	)(E,F)
Estimated adjustments to reflect assets acquired at fair value:
Securities held to maturity	745	(B)
Loans	(134,798	)(C)
Mortgage servicing rights, net.	168	(B)
Property, plant, & equipment	15,000	(D)

Estimated adjustments to reflect liabilities assumed at fair value:
Interest bearing deposits	(29,057	)(G)
Senior and subordinated notes	(10,580	)(G)
Federal home loan bank long-term advances	(19,850	)(G)
Personnel related liabilities	(20,000	)(H)

Less: Adjusted identifiable net assets acquired	$(1,374,387)

Core deposit intangibles:
Adjustment to recognize core deposit intangibles	$(371,330	)(F)
Adjustment to recognize deferred tax liability from core deposit intangibles	129,965	(F)

Less: Core deposit intangible and related deferred tax liability	$(241,365)

Total estimated goodwill	$3,822,097

(A)

Adjustment to recognize cash consideration paid and debt undertaken to complete the acquisition. Capital One has sufficient liquidity on its balance sheet to acquire the common shares to be exchanged for cash without additional borrowings. However, to best align the funding of the acquisition with the management of its securities portfolio and cash position, Capital One currently intends to finance the cash portion of the acquisition through a combination of proceeds from maturing securities and short term borrowings. Specifically, Capital One intends to acquire the common shares by liquidating $255.0 million of federal funds sold and resale agreements, utilizing maturities of $1.2 billion of securities available for sale, as well as drawing $927.1 million from other short term borrowings. The preliminary pro forma combined income statement impact of the reduction in federal funds sold and resale agreements and securities available for sale resulted in pre-tax decreases of $6.6 million and $46.1 million, respectively, to interest income. The preliminary pro forma combined income statement impact of the additional borrowings issued resulted in a pre-tax increase of $22.2 million to interest expense. Capital One has calculated the cost of the additional borrowings needed to complete the transaction using an interest rate of approximately 2.40% per annum. The final financing of the cash portion of the transaction may differ from these preliminary adjustments. The cost of the additional borrowings may be significantly different based on changes in market rates and Capital One may choose to repay any such additional borrowings with cash from operations, net securities maturities or future market borrowings.

(B)	Adjustments to recognize securities held to maturity and mortgage servicing rights at fair value in accordance with Statement of Financial Accounting Standard No. 142, Business Combinations, (“SFAS 142”). The related preliminary pro forma income statement impact for these adjustments is considered to be immaterial. The final adjustment may be significantly different.
(C)	Adjustment to fair value Hibernia’s loan portfolio. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The adjustment reflected is based upon the assumptions used for the Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS 107”) valuation in the 2004 Form 10-K for Hibernia. The preliminary pro forma combined income statement impact for the adjustment resulted in an increase to interest income of $17.0 million. The final adjustment may be significantly different.
(D)	Adjustment to fair value Hibernia’s property, plant, and equipment. The adjustment will be recognized over the remaining useful life of 10 years for the property, plant, and equipment. The preliminary pro forma combined income statement impact for the adjustment resulted in an increase to occupancy expense of $1.5 million. The final adjustment may be significantly different.
(E)	Adjustment to eliminate historical Hibernia goodwill and recognize goodwill resulting from the acquisition. See purchase price allocation table above for more information.
(F)	Adjustment to eliminate Hibernia intangible assets (other than goodwill), recognize core deposit intangibles and the related preliminary pro forma combined income statement impact, and the deferred tax liability resulting from the acquisition. The deferred tax liability was recognized using Capital One’s 2004 effective tax rate of 35.0%. The final adjustment may be significantly different.
(G)	Adjustment to fair value Hibernia’s interest-bearing deposits, subordinated notes and Federal Home Loan Bank long-term advances at fair value in accordance with SFAS 142. The adjustment will be recognized over the estimated remaining life of the respective liabilities using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $12.4 million for interest-bearing deposits, $4.2 million for the subordinated notes and $7.0 million for the Federal Home Loan Bank long-term advances. The final adjustment may be significantly different.
(H)	Adjustment to other liabilities to recognize merger related costs resulting from the acquisition. The adjustment consists of $35.0 million to reflect investment banker, legal, and consulting fees, $12.0 million for compensation and severance costs, and $8.0 million of other merger related costs. The final adjustment may be significantly different.
(I)	Adjustment to eliminate Hibernia’s historical stockholders’ equity. The acquisition will result in issuance of approximately 35.1 million shares of Capital One common stock, in addition to the cash consideration discussed in preliminary pro forma adjustment A, in order to acquire the outstanding Hibernia common stock. The issuance of Capital One common stock is recognized in the preliminary pro forma balance sheet at a value of $78.08 per share, which was the closing price of Capital One common stock on the NYSE on the last trading day prior to announcement of the transaction, which results in an increase to Capital One’s total stockholders’ equity of $2.7 billion. For more detail of the structure of the transaction see Note 1—Basis of Preliminary Pro Forma Information.
(J)

Adjustment to reflect the conversion of Hibernia stock options outstanding at the closing of the merger to options to purchase Capital One common stock. In accordance with the terms of Hibernia’s stock option agreements, outstanding stock options fully vest upon a change in control and therefore the adjustment presented assumes that all Hibernia stock options will be converted to fully vested options to purchase

Capital One common stock. The adjustment assumes the issuance of 5.3 million vested options to purchase Capital One common stock at a fair value of $53.24 per share. The number of stock options expected to be issued was based on the number of outstanding Hibernia stock options at December 31, 2004 multiplied by the assumed exchanged ratio of 0.4226. The preliminary estimated fair value per share of $53.24 was calculated using the Black-Scholes option pricing model and applying the assumptions used for Capital One 2004 stock option grants (see page 67 of Capital One’s 2004 Form 10-K for more information). The final estimate of fair value will be calculated using the Black-Scholes option pricing model and applying the prevailing assumptions to each tranche of the remaining converted Hibernia options outstanding at the merger close date for expected life, volatility, dividend yield and risk-free interest rate. The estimated weighted average exercise price of $41.69 was calculated using the weighted average exercise price of a Hibernia stock option divided by the assumed exchange ratio of 0.4226.

(K)	Adjustment to reverse $6.4 million of amortization for intangible assets recorded on Hibernia’s historical income statement.
(L)	Adjustment to record the net tax effect of the preliminary pro forma adjustments using Capital One’s 2004 effective tax rate of 35.0%. The final adjustment may be significantly different.

Note 3—Merger Related Costs

Merger related costs, which are not considered liabilities with respect to EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” are estimated at $120.0 million. A summary of these costs, based on Capital One’s preliminary estimates, is listed below. The following items have not been included in the preliminary pro forma combined income statement.

(in thousands)
Merger related compensation and severance	$55,000
Facilities and systems	45,000
Other merger related costs	20,000

Total estimated pre-tax merger related costs	120,000
Tax benefit	(42,000)

Net estimated merger related costs	$78,000

Merger related compensation and severance costs include employee severance, compensation arrangements and related employee benefit expenses. Facilities and system costs include costs associated with the rebranding of branch offices. Also reflected are certain technology conversion costs. Refinements to the foregoing estimates may occur subsequent to the completion of the merger. Certain merger related costs incurred by Hibernia are being expensed as incurred. All other costs incurred by Capital One will be capitalized or expensed as incurred based on the nature of cost and Capital One’s accounting policies for these costs.

Note 4—Core Deposit Intangibles

The purchase accounting adjustments include the establishment of core deposit intangibles of $371.3 million as of December 31, 2004. The adjustments include the elimination of $24.3 million relating to the Hibernia’s core deposit intangibles as of December 31, 2004. The $371.3 million was calculated by applying a premium of 2.5% to Hibernia’s non-interest and interest bearing deposits less than $100,000. The premium was based on premiums that resulted from similar acquisitions. A more detailed analysis and valuation of the core deposit intangibles will be performed with the assistance of an independent third party upon completion of the merger. The amortization of the core deposit intangibles resulting from the acquisition in the pro forma statement of operations is assumed to be over a 7 year period using a sum-of-the-year digits method.

The following table summarizes the amortization of the core deposit intangibles made in connection with the acquisition, assuming the transaction had become effective on January 1, 2004 and an effective annual tax rate of 35.0%:

(in thousands)	Gross Amortization	Net After-Tax Impact
2004	$92,832,384	$60,341,050
2005	79,570,615	51,720,900
2006	66,308,846	43,100,750
2007	53,047,077	34,480,600
2008	39,785,307	25,860,450
2009 and thereafter	39,785,307	25,860,450

Total	$371,329,536	$241,364,200

PROSPECTUS

$2,242,000,000

Capital One Financial Corporation

Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Equity Units

We will provide specific terms of these securities in supplements to this prospectus. We urge you to read this prospectus and any prospectus supplement carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2002.

ABOUT THIS PROSPECTUS

In this prospectus, “Capital One,” “we,” “our” or “us” refers to Capital One Financial Corporation.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may from time to time issue and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,242,000,000. This prospectus provides you with a general description of the securities we may issue and sell. Each time we issue and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

•	continued intense competition from numerous providers of products and services which compete with Capital One’s businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	Capital One’s ability to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth;

•	losses associated with new products or services or expansion internationally;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in any prospectus supplement and in Capital One’s Annual Report on Form 10-K for the year ended December 31, 2001.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Capital One’s future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Capital One’s ability to control or predict.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC under the Securities Act of 1933, or the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected by anyone without charge at the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

In addition, Capital One files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of this information by mail from the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also inspect reports, proxy statements and other information that Capital One has filed electronically with the SEC at the SEC’s web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Capital One to “incorporate by reference” information into this prospectus and any prospectus supplement. This means that Capital One can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus and any prospectus supplement. Information that Capital One files later with the SEC and that is incorporated by reference in any prospectus supplement will automatically update and supercede information contained in this prospectus and any prospectus supplement. Capital One’s SEC file number is 001-13300.

The following documents contain important information about Capital One and its financial condition. Capital One has previously filed these documents with the SEC and incorporates them by reference into this prospectus:

•	its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 22, 2002;

•	its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002;

•	its Current Reports on Form 8-K filed on January 16, 2002, April 16, 2002, April 23, 2002 and July 16, 2002; and

•	its definitive proxy statement[1] filed on March 18, 2002.

We also incorporate by reference in this prospectus additional documents that Capital One may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on

[1]	The information referred to in Item (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Regulation 14C promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus.

Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and documents subsequently filed by Capital One pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

Documents incorporated by reference are available from Capital One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, telephone (703) 205-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAPITAL ONE FINANCIAL CORPORATION

Overview

Capital One is a corporation incorporated in Delaware on July 21, 1994. Its subsidiaries market a variety of financial products and services to consumers using its proprietary information-based strategy, which we refer to as IBS and which is described in more detail below. Its common stock is listed on the New York Stock Exchange under the symbol “COF” and is included in the Standard & Poor’s 500 Index. Its principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, its telephone number is (703) 205-1000 and its internet address is http://www.capitalone.com. The information on our web site is not part of this prospectus.

Capital One’s predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and Capital One, through its subsidiaries, is one of the oldest continually operating bank card issuers in the United States. Capital One, through its subsidiaries, is one of the largest issuers of MasterCard and Visa2 credit cards in the world. The success of its IBS, which it initiated in 1998, in addition to credit card industry dynamics, has been the foundation of its growth in terms of managed credit card loans and accounts. As of June 30, 2002, Capital One had total reported assets of $33.8 billion, total reported liabilities of $29.8 billion and total stockholders’ equity of $4.0 billion.

Capital One Bank

Capital One’s principal subsidiary is Capital One Bank, which we call the Bank. The Bank was incorporated in May 1994 and is a Virginia state-chartered limited-purpose credit card bank that offers credit card products. Capital One’s principal asset is its equity interest in the Bank. As of June 30, 2002, the Bank constituted approximately 73% of Capital One’s managed assets. The Bank offers a variety of credit card products, including:

•	Visa and MasterCard brands;

•	Platinum and Gold premium label cards;

•	secured and unsecured standard product cards; and

•	United States and international offerings, with a current focus on the United Kingdom, Canada and France.

[2]	Mastercard and Visa are registered trademarks of Mastercard International Incorporated and VISA USA, Inc., respectively.

Capital One, F.S.B.

Capital One also has a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call the Savings Bank. The Savings Bank was established in June 1996 to offer consumer lending products and deposits. The Savings Bank currently offers its products and services by using Capital One’s IBS and information technology systems.

Information-Based Strategy

Capital One’s IBS allows it to differentiate among customers based on their credit risk, credit card usage and other characteristics. Its IBS involves:

•	developing sophisticated credit models;

•	enhancing state of the art information systems;

•	recruiting and keeping well-trained personnel to create a flexible working culture; and

•	segmenting potential customer lists based on credit scores, demographics, customer behavioral characteristics and other criteria.

Capital One uses its IBS to design customized products and solicitations for targeted customer segments. This leads to greater customer response levels and eventually increased revenues within its risk models.

Capital One applies its IBS to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention. Some examples of Capital One’s use of its IBS in the credit card business include, and are expected to continue to include, various low introductory and intermediate-rate balance transfer products and other customized credit card products. Capital One has expanded its IBS beyond its credit card business and uses it in other financial and non-financial businesses to identify new product opportunities and to make informed investment decisions regarding its existing products. These products and services include selected non-credit card consumer lending products, such as automobile financing and installment lending.

Supervision, Regulation and Other Matters

Recent Regulatory Developments

During the course of a routine review of the Company’s two financial institution subsidiaries—Capital One Bank (the “Bank”) and Capital One, F.S.B. (the “Savings Bank”)—by bank regulatory authorities in connection with a pending application and the normal examination cycle, examiners identified certain supervisory issues. The Company has been engaged in discussions with the regulatory authorities concerning these issues and has taken and is taking actions to thoroughly address all the issues. As these discussions are nearing completion, the Federal Reserve Board and the Office of Thrift Supervision have told the Company that they intend to request the Company, the Bank and the Savings Bank to enter into an informal memorandum of understanding with respect to certain issues, including capital adequacy, adequacy of allowance for loan losses, finance charges and fee reserve adequacy and policies, procedures, systems and controls. A memorandum of understanding is characterized by regulatory authorities as an informal action, that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. The Company has implemented levels of capital, reserves and allowances that satisfy the expected memorandum of understanding. Accordingly, the Company’s earnings guidance and business outlook contained in this report take account of the expected understandings with the regulatory authorities.

The following discussion describes some of the elements of the comprehensive regulatory framework applicable to Capital One and its subsidiaries.

Capital One Bank.    The Bank is a banking corporation chartered under Virginia law and a member of the Federal Reserve System. The Bank’s deposits are insured by the Bank Insurance Fund, or the BIF, of the Federal

Deposit Insurance Corporation, or the FDIC. In addition to regulatory requirements imposed as a result of the Bank’s international operations (discussed below), the Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, or the Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System, or the FRB, the Federal Reserve Bank of Richmond and the FDIC. The Bank is not a “bank” under the Bank Holding Company Act of 1956, as amended, or the BHCA, because it:

•	engages only in credit card operations;

•	does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

•	does not accept any savings or time deposits of less than $100,000, other than as permitted as collateral for extensions of credit;

•	maintains only one office that accepts deposits; and

•	does not engage in the business of making commercial loans.

Due to the Bank’s status as a limited-purpose credit card bank, Capital One’s non-credit card operations must be conducted in other operating subsidiaries of Capital One.

Capital One, F.S.B.    The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision, or the OTS, and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC.

Capital One Financial Corporation.    Capital One is not a bank holding company under the BHCA as a result of its ownership of the Bank because the Bank is not a “bank” as defined under the BHCA. If the Bank failed to meet the credit card bank exemption criteria described above, its status as an insured depository institution would make Capital One subject to the provisions of the BHCA, including certain restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. Becoming a bank holding company under the BHCA would affect Capital One’s ability to engage in certain non–banking businesses. In addition, for purposes of the BHCA, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of the Bank and also engaged in activities not permitted for bank holding companies could be required either to discontinue the impermissible activities or to divest itself of control of the Bank.

As a result of Capital One’s ownership of a single savings association, the Savings Bank, Capital One is a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, Capital One generally is not restricted under existing laws as to the types of business activities in which it may engage as long as the Savings Bank continues to meet the qualified thrift lender test, or the QTL Test. If Capital One ceased to be a unitary savings and loan holding company as a result of its acquisition of an additional savings institution, as a result of the failure of the Savings Bank to meet the QTL Test or as a result of a change in control of the Savings Bank, the types of activities that Capital One and its non–savings association subsidiaries would be able to engage in would generally be limited to those eligible for bank holding companies.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the Act, certain bank holding companies may engage in an expanded range of activities, including the securities and insurance businesses. To do so, a bank holding company must voluntarily elect to become a new type of company called a “financial holding company.” While these changes are significant in their impact upon the traditional banking, securities and insurance industries, the impact upon Capital One is less significant in light of the fact that Capital One is regulated as a unitary thrift holding company and not as a bank holding company or a financial holding company. As a result, Capital One may engage in both the full range of activities authorized for bank or financial holding companies and additional non-banking activities typically impermissible for such entities. In addition, the Act permits a limited-purpose credit card bank such as the Bank to establish one or more foreign banking subsidiaries that are not subject to the business line limitations credit card banks face in the United States. Therefore, such foreign banking subsidiaries could engage in non-credit card lending and could accept retail deposits overseas.

While the Act does not impact the permissible range of the Bank’s activities, it does impose some limitations on the future activities of unitary thrift holding companies. Existing unitary thrift holding companies such as Capital One are “grandfathered” with full powers to continue and expand their current activities. Grandfathered unitary thrift holding companies, however, may not be acquired by non-financial companies and maintain their grandfathered powers. In addition, if a grandfathered unitary thrift holding company is acquired by a financial company that does not have such grandfather rights, it may lose its ability to engage in certain non-banking activities otherwise ineligible for bank holding companies or financial holding companies.

Capital One is also registered as a financial institution holding company under Virginia law and as such is subject to periodic examination by the Bureau of Financial Institutions.

Capital One’s automobile financing activities fall under the scrutiny of the state agencies having supervisory authority under applicable sales finance laws or consumer finance laws in most states.

Dividends and Transfers of Funds.    Dividends to Capital One from its direct and indirect subsidiaries represent a major source of funds for Capital One to pay dividends on its stock, make payments on its debt securities and meet its other obligations. There are various federal and Virginia law limitations on the extent to which the Bank and the Savings Bank can finance or otherwise supply funds to Capital One through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, FRB, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices. In general, federal banking laws prohibit an insured depository institution, such as the Bank and the Savings Bank, from making dividend distributions if the distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. In addition, the Savings Bank is required to give the OTS at least 30 days’ advance notice of any proposed dividend. Under OTS regulations, other limitations apply to the Savings Bank’s ability to pay dividends, the magnitude of which depends upon the extent to which the Savings Bank meets its regulatory capital requirements. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau of Financial Institutions determines that a limitation would be in the public interest and necessary for the Bank’s safety and soundness.

Capital Adequacy.    The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the FRB and the OTS, respectively. For a further discussion of the capital adequacy guidelines, see Capital One’s Annual Report on Form 10-K and its consolidated financial statements incorporated by reference in this prospectus.

In January 2001, the Basel Committee on Banking Supervision issued for public comment a proposal to revise significantly the current international capital adequacy accord, the purpose of which is to ensure that banking organizations maintain prudent levels of capital, to make regulatory capital standards more reflective of banking risks, and to provide incentives for organizations to enhance their risk management capabilities. If ultimately adopted, this proposal may require some banks to increase their current capital levels.

In November 2001, the four federal banking agencies, or the Agencies, adopted an amendment to the regulatory capital standards regarding the treatment of certain recourse obligations, direct credit substitutes (i.e., guarantees on third-party assets), residual interests in asset securitizations, and other securitized transactions that expose institutions primarily to credit risk. Effective January 1, 2002, this rule amends the Agencies’ regulatory capital standards to create greater differentiation in the capital treatment of residual interests.

In May 2002, the Agencies clarified the scope of the rule adopted in November 2001 in an advisory letter stating that securitization interests commonly known as Accrued Interest Receivables, or AIR’s, should be considered “recourse exposures” and “residual interests.” Effective December 31, 2002, this interpretation of the rule adopted in November 2001 will require banking organizations such as Capital One to hold regulatory capital against the full risk-weighted amount of its AIR’s, subject to certain limitations. Capital One understands that the Agencies continue to analyze interests in securitization transactions under the rule to determine the appropriate capital treatment. Any such determination could require the Bank or the Savings Bank to hold significantly higher levels of regulatory capital against such interests.

FDICIA.    The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides for expanded regulation of banks and savings banks, including expanded federal banking agency examinations, and requires federal bank regulatory authorities to take “prompt corrective action,” or PCA, in respect of insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital ratio levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The capital categories are determined solely for the purposes of applying FDICIA’s PCA provisions, as discussed below, and such capital categories may not constitute an accurate representation of the overall financial condition or prospects of the Bank or the Savings Bank.

As of June 30, 2002, the Bank and the Savings Bank met the requirements for a “well capitalized” institution. A “well capitalized” classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including the Bank and the Savings Bank.

Under FDICIA’s PCA system, an insured depository institution in the “undercapitalized category” must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under this guarantee is limited to the lesser of 5.00% of the insured depository institution’s assets at the time it became undercapitalized or the amount needed to comply with the plan. An insured depository institution in the “undercapitalized category” also is subject to limitations in numerous areas, including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the FRB. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution’s primary federal banking agency is authorized to downgrade the institution’s capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its capital, asset quality, management, earnings, liquidity and sensitivity to market risk.

“Critically undercapitalized” insured depository institutions (which are defined to include institutions that still have a positive net worth) may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt (subject to certain limited exceptions). Thus, in the event an institution became “critically undercapitalized,” it would generally be prohibited from making payments on its subordinated debt securities. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution’s capital level and supervisory rating.

The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only “well capitalized” and “adequately capitalized” institutions may accept brokered deposits. “Adequately capitalized” institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and these deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution’s normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution’s normal market area.

Liability for Commonly-Controlled Institutions.    Under the “cross-guarantee” provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, insured depository institutions such as the Bank and the Savings Bank may be liable to the FDIC in respect of any loss or reasonably anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly-controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

Investment Limitation and the QTL Test.    Federally chartered savings banks such as the Savings Bank are subject to certain investment limitations. For example, federal savings banks are not permitted to make consumer loans, such as certain open-end or closed-end loans for personal, family or household purposes, excluding credit card loans, in excess of 35% of the savings bank’s assets. Federal savings banks are also required to meet the QTL Test, which generally requires a savings bank to maintain at least 65% “portfolio assets” (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) property used to conduct business in certain “qualified thrift investments” (residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments, small business-related securities, certain state and federal housing investments, education loans and credit card loans)) on a monthly basis in nine out of every 12 months. Failure to qualify under the QTL Test could subject the Savings Bank to substantial restrictions on its activities, including the activity restrictions that apply generally to bank holding companies and their affiliates and potential loss of grandfathered rights under the Act. As of March 31, 2002, 80.21% of the Savings Bank’s portfolio assets were held in qualified thrift investments, and the Savings Bank was in compliance with the QTL Test.

Subprime Lending Guidelines.    On January 31, 2001, the federal banking agencies, including the FRB and the OTS, issued “Expanded Guidance for Subprime Lending Programs,” or the Guidelines. The Guidelines, while not constituting a formal regulation, provide guidance to the federal bank examiners regarding the adequacy of capital and loan loss reserves held by insured depository institutions engaged in subprime lending. Because Capital One’s business strategy is to provide credit card products and other consumer loans to a wide range of consumers, the Bank treats a portion of its loan assets as “subprime” under the Guidelines and sets its capital and loan loss reserves against such assets accordingly. As described above, at March 31, 2002, the Bank and the Savings Bank each met the requirements for a “well-capitalized” institution. However, federal examiners have wide discretion as to how to apply the Guidelines and there can be no assurances that the Bank or the Savings Bank may not be required to hold additional regulatory capital against such assets.

Regulation of Lending Activities.    The activities of the Bank and the Savings Bank as consumer lenders also are subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers’ and Sailors’ Civil Relief Act, as well as under various state laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order the Bank and the Savings Bank to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state sales finance laws (in the area of Capital One’s automobile financing business) and state debtor relief and collection laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers.

Privacy.    The Act requires a financial institution to disclose its privacy policy to customers and consumers, and requires that such customers and consumers be given a choice (through an opt-out notice) to forbid the sharing of non-public personal information about them with non-affiliated third persons. The financial subsidiaries of Capital One have a written Privacy Notice posted on its Web site which is delivered to each of its customers when the customer relationships begin, and annually thereafter, in compliance with the Act. Under that Privacy Notice, the financial subsidiaries of Capital One protect the security of information about their customers, educate their employees about the importance of protecting customer privacy, and allow their customers to remove their names from the solicitation lists they use and share with others. The financial subsidiaries of Capital One require business partners with whom they share such information to abide by the redisclosure and reuse provisions of the Act. The financial subsidiaries of Capital One have developed and implemented programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to the Act. With respect to Capital One’s newly acquired subsidiary, PeopleFirst, Inc., Capital One is in the process of migrating PeopleFirst’s privacy policy to be in accordance with the Privacy Policy of Capital One’s financial subsidiaries. If the federal or state regulators of the financial subsidiaries of Capital One establish further guidelines for addressing customer privacy issues, the financial subsidiaries of Capital One may need to amend their privacy policies and adapt their internal procedures.

In addition to adopting federal requirements regarding privacy, the Act also permits individual states to enact stricter laws relating to the use of customer information. Vermont has done so by regulation, and many states, notably California, are expected to consider such proposals which may impose additional requirements or restrictions on Capital One, the Bank and the Savings Bank.

Investment in Capital One, the Bank and the Savings Bank.    Certain acquisitions of Capital One’s, the Bank’s or the Savings Bank’s capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of Capital One’s capital stock in excess of the amount which can be acquired without regulatory approval.

The Bank and the Savings Bank are each “insured depository institutions” within the meaning of the Change in Bank Control Act. Because of this, federal law and regulations prohibit any person or company from acquiring control of Capital One without, in most cases, prior written approval of the FRB or the OTS, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of Capital One’s voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified “control factors” as set forth in the applicable regulations.

Although the Bank is not a “bank” within the meaning of Virginia’s reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a “bank” within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions, or the Financial Institution Holding Company Act. The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving prior approval from the Bureau of Financial Institutions.

International Regulation.    The Bank also faces regulation in certain foreign jurisdictions where it currently, and may in the future, operate. Those regulations may be similar to or substantially different from the regulatory requirements the Bank faces in the United States. In the United Kingdom, the Bank operates through the UK Bank, which was established in 2000. The UK Bank is regulated by the Financial Services Authority, or the FSA, and licensed by the Office of Fair Trading, or the OFT. The UK Bank is an “authorized deposit taker” and thus is able to take consumer deposits in the UK. The UK Bank has also been granted a full license by the OFT to issue consumer credit under the UK’s Consumer Credit Act - 1974. The FSA requires the UK Bank to maintain certain capital ratios at all times. In addition, the UK Bank is limited by the UK Companies Act - 1985 in its distribution of dividends to the Bank in that such dividends may only be paid out of the UK Bank’s “distributable profits.”

In Canada, the Bank operates principally through a recently established branch of the Bank, or the Canadian Branch, which, like the Bank is engaged solely in the issuance of credit cards. Capital One’s installment loan business in Canada is conducted through a separately incorporated finance company subsidiary of Capital One. The Canadian Branch is considered a federally regulated financial institution under the Canadian Bank Act, and is authorized and supervised by the Canadian Office of the Superintendent of Financial Institutions.

In France, the Bank operates through a branch of the UK Bank that was established under the European Union’s passport authority. This branch issues credit cards and installment loans.

Interstate Taxation.    Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of Capital One’s business in these states and the nature of the legislation passed to date, we currently believe that this development will not materially affect Capital One’s financial condition. The states may also consider legislation to tax income derived from transactions conducted through the Internet. The Bank and the Savings Bank currently solicit accounts and take account information via the Internet. It is unclear at this time, however, whether and in what form any such legislation will be adopted, or if adopted, what its impact on the Bank and the Savings Bank would be.

Legislation.    Legislation has been introduced requiring additional disclosures for credit cards and other types of consumer lending. Such legislation could place additional restrictions on the practices of credit card issuers and consumer lenders generally. Additional proposals have been made to change existing federal bankruptcy laws, to expand the privacy protections afforded to customers of financial institutions, and to reform the federal deposit insurance system. It is unclear at this time whether and in what form any legislation will be adopted or, if adopted, what its impact on the Bank, the Savings Bank or Capital One would be. Congress or individual states may in the future consider other legislation that would materially affect the banking or credit card industries.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our debt securities, equity securities, stock purchase contracts and equity units for general corporate purposes in the ordinary course of our business, including the reduction of short–term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

We may temporarily invest any funds not required immediately for purposes described above in short-term marketable securities. Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings (in addition to our funding activities in the ordinary course of business) of a character and amount to be determined as the need arises. For current information, look at our current filings with the SEC. See “Where You Can Find More Information.”

FINANCIAL RATIOS

Capital One’s consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Earnings to Fixed Charges:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF DEBT SECURITIES

Capital One may from time to time issue and sell debt securities which will be Capital One’s direct unsecured general obligations. These debt securities are described below and will be senior debt securities or subordinated debt securities and any senior or subordinated debt securities that may be part of an equity unit, all of which are called debt securities. The senior debt securities and the subordinated debt securities will be issued under one or more separate indentures between Capital One and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as trustee, or another indenture trustee named in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture, and in some cases pursuant to a supplemental indenture thereto. Together, the senior indenture and the subordinated indenture are called the indentures, and the senior indenture trustee and the subordinated indenture trustee are called the indenture trustees.

We have summarized selected provisions of the indentures below. The summary is not complete. A copy of the senior indenture and the form of subordinated indenture have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part and have been qualified as indentures under the Trust Indenture Act. You should read the indentures for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act. In the summary below, we have included references to section numbers so that you can easily locate these provisions. The particular terms of any debt securities Capital One offers will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indentures. For a description of the terms of any series of debt securities, you should also review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision. Capitalized terms used in the summary have the meanings specified in the applicable indenture.

As of the date of this prospectus, Capital One has issued the following notes under the senior indenture:

•	notes with a maturity date of 2003, an aggregate principal amount of $125,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2006, an aggregate principal amount of $225,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2008, an aggregate principal amount of $200,000,000 and an interest rate of 7 1/8%;

•	notes with a maturity date of 2007, an aggregate principal amount of $300,000,000 and an interest rate of 8 3/4%; and

•	convertible notes with a maturity date of 2007, an aggregate principal amount of $747,500,000 and an interest rate of 6.25%.

As of the date of this prospectus, Capital One has not issued any series of debt securities under the subordinated indenture.

General

The debt securities will be Capital One’s direct unsecured obligations. The indentures do not significantly limit Capital One’s operations. In particular, they do not:

•	limit the amount of debt securities that Capital One can issue under the indentures;

•	limit the number of series of debt securities that Capital One can issue from time to time;

•	limit or otherwise restrict the total amount of debt that Capital One or its subsidiaries may incur or the amount of other securities that Capital One may issue;

•	require Capital One or an acquiror to repurchase debt securities in the event of a “change in control”; or

•	contain any covenant or other provision that is specifically intended to afford any holder of the debt securities any protection in the event of highly leveraged transactions or similar transactions involving Capital One or its subsidiaries.

The senior debt securities will rank equally with all of Capital One’s other unsecured unsubordinated indebtedness. The subordinated debt securities will have a junior position to all of Capital One’s senior indebtedness.

Because Capital One is a holding company, dividends and fees from its subsidiaries are Capital One’s principal source of revenues from which to repay the debt securities. Capital One’s subsidiaries engaged in the banking or credit card business can only pay dividends if they are in compliance with applicable United States federal and state regulatory requirements. Capital One’s right to participate in any asset distribution of any of its subsidiaries, on liquidation, reorganization or otherwise, will rank junior to the rights of all creditors of that subsidiary (except to the extent that Capital One may itself be an unsubordinated creditor of that subsidiary). The rights of holders of debt securities to benefit from those distributions will also be junior to prior claims of the creditors of Capital One’s subsidiaries. Consequently, the debt securities will be effectively subordinated to all liabilities of Capital One’s subsidiaries.

Because Capital One is a holding company, its right to participate as a stockholder in any distribution of assets of any subsidiary, including the Bank and the Savings Bank, upon its liquidation, reorganization or winding-up, and thus the ability of holders of the debt securities to benefit, as creditors of Capital One, from the distribution, is subject to the prior claims of creditors of the subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which they may pay dividends or otherwise supply funds to Capital One or its affiliates. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters—Dividends and Transfers of Funds.”

Terms

A prospectus supplement relating to the offering of any series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the offered debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (including the maturity date) on which the principal will be payable and any provisions relating to extending or shortening the date on which the principal and premium, if any, of the debt securities of the series is payable; the interest rate, or method of calculating the interest rate, the date or dates from which interest will accrue and the interest payment dates; the manner of paying principal of and interest on the debt securities; and the place or places where principal, premium and interest will be payable;

•	the detailed terms and provisions of any optional or mandatory redemption provision;

•	any limit upon the currency of the offered debt securities;

•	any changes to the covenants or additional events of default or covenants;

•	any sinking fund or other provisions that would obligate Capital One to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into or exchangeable for Capital One’s common stock or other securities or property and, if so, the terms of the conversion or exchange;

•	the percentage of the principal amount (expressed as a percentage of the aggregate principal amount) or price at which the debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

•	whether and upon what terms debt securities may be defeased (which means that Capital One would be discharged from its obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the debt securities of the series); and

•	any other terms not inconsistent with the provisions of the indentures, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 301)

Form of the Debt Securities

The indentures provide that Capital One may issue senior and subordinated debt securities, respectively, in registered form, in bearer form or in both registered and bearer form. Unless otherwise indicated in the applicable prospectus supplement, each series of senior and subordinated debt securities will be issued in registered form only, without coupons. Holders of “registered form” securities do not receive a physical certificate but instead are listed on the applicable indenture trustee’s register for the applicable debt securities. (Section 305)

The senior and subordinated debt securities may also be issued as original issue discount debt securities. “Original issue discount debt securities” are securities sold by Capital One for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount debt securities will be described in the applicable prospectus supplement. (Section 101)

Unless otherwise indicated in the applicable prospectus supplement, Capital One will issue senior and subordinated debt securities in registered form, without coupons, in denominations of $1,000 or any whole number multiple of $1,000. Capital One will issue senior and subordinated debt securities in bearer form in denominations of $5,000 or any whole number of $5,000. (Section 302) There will be no service charge for any transfer, exchange or conversion of senior and subordinated debt securities, but Capital One or the applicable indenture trustee may require the holder to pay any tax or other governmental charge payable upon a transfer, exchange or conversion.

If Capital One issues the debt securities in bearer form, the debt securities will have interest coupons attached, unless issued as original issue discount debt securities. “Bearer form” securities are payable to whomever physically holds them from time to time. Debt securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than through offices of certain United States financial institutions located outside the United States. Purchasers of debt securities in bearer form will be subject to certification procedures and may be affected by United States tax law limitations. These procedures and limitations will be described in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

Unless otherwise described in the applicable prospectus supplement, payments on the debt securities will be made at Capital One’s office or agency maintained for that purpose. We have appointed an agency in New York, New York to make payments on the debt securities; however, we may change our agent from time to time. (Section 1002) Any transfer of the debt securities will be registerable at the same place. In addition, we may choose to pay interest by check mailed to the address in the security register of the person in whose name the debt security is registered at the close of business on the regular record date. (Sections 305 and 307)

Unless otherwise indicated in the applicable prospectus supplement, payments of principal, premium, if any, and interest on debt securities in bearer form will be made at the office outside the United States specified in the applicable prospectus supplement and as we may designate from time to time. Payment can also be made by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payment on debt securities in bearer form will be made only if the holder surrenders the coupon relating to the interest payment date. We will not make any payments on any debt security in bearer form at any office or agency in the United States, by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, (Section 1002)

Global Debt Securities

The debt securities of a series may be issued in whole or in part in global form, which means that Capital One will deposit with the depositary identified in the applicable prospectus supplement one or more certificates representing the entire series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to a nominee of the depositary. (Section 305)

The applicable prospectus supplement will describe the specific terms of the depositary agreement governing a series of global senior or subordinated debt securities and any limitations and restrictions relating to a series of global senior or subordinated debt securities. (Section 305)

Covenants

Under the indentures, we agree to the following:

•	Except as permitted under “—Consolidation, Merger and Sales of Assets,” we will preserve and keep in full force and effect our corporate existence and the corporate existence of each of our significant subsidiaries, as defined below. We will also preserve and keep in full force and effect our and our significant subsidiaries’ charter rights, statutory rights and franchises. Neither Capital One nor any significant subsidiary will be required to preserve these rights or franchises if Capital One or the significant subsidiary determines it is no longer desirable and that the loss is not disadvantageous in any material respect to the holder. (Section 1007)

•	Each of the indentures contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any of our subsidiaries that constitutes 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the debt securities are outstanding, neither Capital One nor any of its significant subsidiaries will, other than through a securitization of assets:

•	issue stock or securities convertible into stock of a significant subsidiary unless Capital One will own at least 80% of the subsidiary’s voting stock after the issuance; or

•	consolidate with or merge into any other corporation, or convey, transfer or lease its property and assets substantially as an entity to any person other than Capital One or one of its subsidiaries, unless Capital One will own at least 80% of the surviving successor or other person. (Section 1005)

•	Neither Capital One nor its subsidiaries will pledge, encumber or grant a lien on a significant subsidiary’s voting stock to secure indebtedness for borrowed money, unless the debt securities are equally and ratably secured by this pledge, encumbrance or lien, and Capital One would continue to control the subsidiary if the pledge, encumbrance or lien is exercised. (Section 1006)

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to subordinated debt securities. Section references are to sections of the subordinated indenture.

Subordinated debt securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. Payments on subordinated debt securities will also be effectively subordinated if:

•	Capital One is involved in insolvency, bankruptcy or similar proceedings; or

•	Capital One fails to pay the principal of, premium, interest or some types of additional payments on or any sinking fund with respect to any Senior Indebtedness when due. (Section 1601)

Because of this subordination, some of Capital One’s creditors may receive more, ratably, than holders of subordinated debt securities if Capital One is insolvent.

After all payments have been made to the holders of Senior Indebtedness, any holders of subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness upon any distribution of assets in any proceedings out of the distributive shares of subordinated debt securities. (Sections 1601 and 1602)

“Senior Indebtedness” means the principal of and premium, if any, and interest, on, whether outstanding now or incurred later, (a) all indebtedness for money borrowed by Capital One, including indebtedness of others that Capital One guarantees, other than the subordinated debt securities and the junior subordinated debt securities and other indebtedness that is expressly stated as not senior, and (b) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing the indebtedness provides that it is not senior in right of payment to the subordinated debt securities.

Consolidation, Merger and Sale of Assets

Each indenture generally permits a consolidation or merger between Capital One and another corporation. Each also permits the sale by Capital One of all or substantially all of its property or assets. These events do not require the consent of the holders of any outstanding debt securities if:

•	the successor or purchaser is a corporation organized under the laws of the United States of America, any state or the District of Columbia and expressly assumes Capital One’s obligations on the debt securities under each of the indentures;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	Capital One has delivered to the applicable indenture trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

The successor shall be substituted for Capital One as if it had been an original party to the indentures and the debt securities. Thereafter, the successor may exercise Capital One’s rights and powers under the indentures and the debt securities and all of Capital One’s obligations under those documents will terminate. (Section 802)

Exchange of Debt Securities

Registered debt securities may be exchanged for an equal principal amount of registered debt securities of the same series and date of maturity in authorized denominations requested by the holders upon surrender of the registered debt securities at an office or agency Capital One maintains for that purpose and upon fulfillment of all other requirements set forth in the indentures. (Section 305)

Conversion and Exchangeability

The holders of debt securities that are convertible into common stock or other securities will be entitled to convert the debt securities in some circumstances. The terms of any conversion will be described in the applicable prospectus supplement. (Section 1602)

The holders of debt securities may be obligated to exchange them for common stock or other securities of Capital One in some circumstances. The terms of any exchange will be described in the applicable prospectus supplement. (Section 305)

Events of Default

The indentures define an event of default for any series of senior or subordinated debt securities as any of the following events, unless otherwise provided in the applicable prospectus supplement:

•	failure to pay the interest or any additional amounts payable on any senior or subordinated debt securities when due and continuance of that default for 30 days (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to pay the principal of or any premium on any senior or subordinated debt securities when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to deposit any sinking fund payment when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to perform any covenant or warranty in the applicable indenture, other than a covenant or warranty applicable only to another series of senior or subordinated debt securities, that continues for 60 days after Capital One is given written notice;

•	any event of default by Capital One, or any of its significant subsidiaries, under any mortgage, indenture or other instrument under which any indebtedness exceeding $10,000,000 becomes due and payable, if the acceleration is not rescinded or annulled within 30 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization of Capital One or any of its significant subsidiaries; or

•	any other event of default included in any indenture or supplemental indenture. (Section 501)

If an event of default occurs with respect to any series of senior or subordinated debt securities, the applicable indenture trustee will give the holders of those debt securities notice of the default under the terms of the applicable indenture. (Section 501)

If an event of default with respect to any series of senior or subordinated debt securities occurs and continues, either the applicable indenture trustee or the holders of at least 25% of the aggregate principal amount of the outstanding senior or subordinated debt securities of that series may declare the principal amount or, if the senior or subordinated debt securities of that series are original issue discount debt securities, a specified portion of the principal amount of all the senior or subordinated debt securities of that series to be due and payable immediately. (Section 502)

Payment of the principal of subordinated debt securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. Subordinated debt securities cannot be accelerated if Capital One defaults in its performance of any other covenant, including payment of principal or interest. Any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the majority holders may, under certain circumstances, void the declaration. “Majority holders” are the holders of a majority of the aggregate principal amount of outstanding senior or subordinated debt securities of that series. (Section 502)

Other than its duties in the case of a default, the applicable indenture trustee is not obligated to exercise any of its rights or powers under any senior or subordinated indenture at the request or direction of any of the holders, unless those holders offer the applicable indenture trustee reasonable indemnity. (Section 601) If the holders provide this reasonable indemnification, the majority holders may direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or exercising any trust or power conferred on the applicable indenture trustee, for the senior or subordinated debt securities of that series. (Section 512)

A holder does not have the right to institute a proceeding, appoint a receiver or a trustee, or commence any other remedy, unless:

•	the holder gives the applicable indenture trustee written notice of a continuing event of default;

•	the majority holders have made written request, and offered reasonable indemnity, to the applicable indenture trustee to institute the proceeding as trustee; and

•	the applicable indenture trustee has not received an inconsistent request from the majority holders and has failed to institute a proceeding within 60 days. (Section 507)

However, these limitations do not apply to a suit for the enforcement of payment or conversion rights instituted on or after the respective due dates of the senior and subordinated debt securities. (Section 508)

Waivers

The holders of at least 50% of the aggregate principal amount of the outstanding senior and subordinated debt securities of each series may, on behalf of all holders of that series, waive Capital One’s compliance with certain restrictive provisions of the applicable indenture. They may also waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 513 and 1008)

Amendments

Unless provided otherwise in the applicable prospectus supplement, Capital One and the applicable trustee may modify and amend an indenture with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding senior and subordinated debt securities of each series issued under the applicable indenture and affected by the modification or amendment. However, no modification or amendment may, without the consent of each holder of debt securities affected by the modification or amendment:

•	change the stated maturity of any debt security;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any debt security, including, in the case of an original issue discount senior or subordinated debt security, the amount payable upon acceleration of the maturity of that debt security;

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of those debt securities;

•	reduce the percentage in principal amount of outstanding debt securities of any series; or

•	adversely affect the right of any holder of convertible debt securities or exchangeable senior or subordinated debt securities to convert or exchange. (Section 902)

Except as otherwise provided in the applicable prospectus supplement, Capital One and the applicable indenture trustee may modify and amend an indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to Capital One;

•	to add to the covenants of Capital One for the benefit of the holders of all or any series of debt securities;

•	to add events of default;

•	to add or change any provisions of the applicable indenture to facilitate the issuance of bearer debt securities;

•	to change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•	to cure any ambiguity, defect or inconsistency in the applicable indenture, provided the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to supplement any of the provisions of the applicable indenture if necessary to permit or facilitate the defeasance and discharge of any series of debt securities, as long as the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to secure the debt securities; and

•	to amend or supplement any provision of the applicable indenture or any supplemental indenture, provided that the amendment or supplement does not materially adversely affect the interests of the holders of outstanding debt securities. (Section 901)

Legal Defeasance and Covenant Defeasance

If the applicable prospectus supplement provides for defeasance, Capital One may elect to pay and discharge its obligations on the applicable debt securities if:

•	no event of default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of the satisfaction and discharge;

•	Capital One deposits with the applicable indenture trustee sufficient cash or government securities to pay all the principal, any premium and any other sums due through the stated maturity or redemption date of the applicable debt securities of the series;

•	Capital One pays all other sums due with respect to the outstanding debt securities of the series;

•	Capital One delivers an opinion of counsel to the effect that the holders will have no federal income tax consequences as a result of the deposit or defeasance; and

•	Capital One delivers a certificate of its independent public accountants as required by the applicable indenture. (Section 402)

If this happens, the holders of the applicable debt securities of the series will not be entitled to the benefits of the applicable indenture, except for the registration of transfer or exchange of applicable debt securities and the replacement of stolen, lost or mutilated debt securities. (Section 306)

Determining the Outstanding Debt Securities

Capital One will consider the following factors in determining whether the holders of the requisite principal amount of outstanding debt securities have given the proper notice under the applicable indenture:

•	the portion of the principal amount of an original issue discount debt security that will be deemed to be outstanding will be the portion of the principal amount that would be declared to be due and payable on that date;

•	the principal amount of any indexed security will be the principal face amount of the indexed security determined on the date of its original issuance;

•	the principal amount of any debt security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale; and

•	any debt security owned by Capital One or any other obligor, or any of their affiliates, will be treated as not outstanding. (Section 101)

Governing Law

The indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Indenture Trustees

In the normal course of business, Capital One and its subsidiaries conduct banking transactions with the indenture trustees, and the indenture trustees conduct banking transactions with Capital One and its subsidiaries.

DESCRIPTION OF PREFERRED STOCK

The following description summarizes the general terms and provisions of Capital One’s authorized preferred stock. If Capital One offers preferred stock, it will describe the specific designations and rights of this stock in a prospectus supplement and will file the description with the SEC. Terms which could be included in a prospectus supplement include:

•	the designation of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•	the dividend rate, or its method of calculation, and the dates on which dividends will be payable;

•	whether the dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will commence to cumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	whether Capital One has elected to offer depositary shares, as described below;

•	the terms and conditions, if any, upon which the preferred stock will be convertible into common stock or other securities; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

Preferred stock will have the dividend, liquidation, and voting rights described below, unless otherwise provided in the applicable prospectus supplement. You should read the prospectus supplement relating to any series of preferred stock for the series’ specific terms.

General

Capital One’s Restated Certificate of Incorporation authorizes its Board of Directors, or the Board, to issue one or more series of preferred stock, par value $.01 per share, without the approval of Capital One’s stockholders. The Board can also determine the terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of any preferred stock. Currently, 50,000,000 shares are classified as preferred stock under Capital One’s Restated Certificate of Incorporation and no shares of preferred stock are outstanding. Capital One has designated 1,000,000 shares of the preferred stock as cumulative participating junior preferred stock, which may be issued upon the exercise and conversion of certain “Rights,” as defined below, which are attached to each share of its common stock. Before issuing a series of preferred stock, the Board will adopt resolutions creating and designating the series of preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable and have no preemptive rights. Unless otherwise specified in a prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of the preferred stock. You should read the applicable prospectus supplement relating to any series of preferred stock for that series’ specific terms.

Dividend Rights

Holders of preferred stock will receive, when, as and if declared by the Board, dividends at rates and on the dates described in the applicable prospectus supplement. Each dividend will be payable to the holders of record as they appear on the stock record books of Capital One or, if applicable, the records of the depositary referred to under “—Depositary Shares,” on the record dates fixed by the Board or its committee. Dividends on any series of preferred stock may be cumulative or non-cumulative. Capital One’s ability to pay dividends on the preferred stock depends on the ability of the Bank and the Savings Bank to pay dividends to Capital One. The ability of

Capital One, the Bank and the Savings Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the FRB. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters.”

Capital One will not declare or pay or set apart funds for the payment of dividends on any securities which rank equally with the preferred stock unless Capital One has paid or set apart funds for the payment of dividends on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with any equally ranked securities.

Voting Rights

Unless indicated in the applicable prospectus supplement relating to a particular series of preferred stock or expressly required by law, the holders of the preferred stock will not have any voting rights.

Rights upon Liquidation

If Capital One liquidates, dissolves or winds up its affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions. These will be in the amounts set forth in the applicable prospectus supplement, plus accrued and unpaid dividends and, if the series of the preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If Capital One does not pay in full all amounts payable on any series of preferred stock, the holders of the preferred stock will share proportionately with any equally ranked securities in any distribution of Capital One’s assets. After the holders of any series of preferred stock are paid in full, they will not have any further claim to any of Capital One’s remaining assets.

Because Capital One is a holding company, the rights of its stockholders to participate in the assets of any subsidiary, including the Bank, upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Capital One may itself be a creditor with recognized claims against the subsidiary.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at the option of Capital One or the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms included in any applicable prospectus supplement.

In the event of partial redemptions of preferred stock, the Board or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method the Board or its committee determines to be equitable.

On and after a redemption date, unless Capital One defaults in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock which were called for redemption. In addition, all rights of holders of the preferred shares will terminate except for the right to receive the redemption price.

Conversion

The applicable prospectus supplement for any series of preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into Capital One’s common stock or other securities, including:

•	the number of shares of common stock or other securities into which the shares of preferred stock are convertible;

•	the conversion price or manner of calculation;

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or Capital One, if applicable;

•	any events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the series of preferred stock.

Depositary Shares

Capital One may, at its option, elect to offer fractional shares of preferred stock, or “depositary shares,” rather than full shares of preferred stock. In that event, Capital One will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Capital One and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC.

DESCRIPTION OF COMMON STOCK

Capital One is authorized to issue 1,000,000,000 shares of common stock, par value $.01 per share. As of June 30, 2002, 222,219,322 shares were issued and outstanding. The common stock is traded on the New York Stock Exchange under the symbol “COF.” All outstanding shares of common stock are and will be fully paid and non-assessable.

The following summary is not complete and you should refer to the applicable provisions of the Delaware General Corporation Law and Capital One’s Restated Certificate of Incorporation and Bylaws for additional information. See “Where You Can Find More Information.”

Voting and Other Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. A majority vote is required for all actions to be taken by stockholders, except that directors are elected by a plurality of the votes cast. Stockholders do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares voting in an election of directors can elect all of the directors. Shares of common stock also do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distribution

Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Dividends must be declared by the Board out of legally available funds. If Capital One liquidates, dissolves or winds up its affairs, common stockholders are entitled to share proportionately in the assets available for distribution to holders of common stock.

Anti-Takeover Legislation

Capital One is a Delaware corporation and is governed by Section 203 of the Delaware General Corporation Law. This provision generally states that, subject to some exceptions, a corporation cannot engage in any business combination with any “interested stockholder” for three years after the time that the stockholder became an interested stockholder unless the corporation’s stockholders approve the business combination. Delaware law defines an interested stockholder to include any person, and its affiliates and associates, that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years prior to the relevant date.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to enter into some business combinations and transactions with a corporation for a three-year period. Although stockholders may elect to exclude a corporation from Section 203’s restrictions, Capital One’s Restated Certificate of Incorporation and Bylaws do not exclude Capital One from Section 203’s restrictions. The provisions of Section 203 may encourage companies interested in acquiring Capital One to negotiate in advance with the Board, since Section 203 permits the Board, without stockholder approval, to approve a business combination with an interested stockholder or the transaction which causes a person to become an interested stockholder. Business combinations are discussed more fully below.

Capital One’s Certificate of Incorporation and Bylaw Provisions

Certain provisions in Capital One’s Restated Certificate of Incorporation and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board but which might be favored by the stockholders. The Restated Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, and certain provisions are summarized below.

Classified Board of Directors.    Capital One’s Board, other than directors elected by any series of preferred stock, is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a three-year term. Some practical effects of these classification provisions are the following:

•	It will take at least two annual meetings of stockholders, instead of one, to elect a majority of the Board. This delay ensures that Capital One’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal and any available alternatives before they act in what they believe to be the best interests of the stockholders. However, even if a change in the composition of the Board would be beneficial to Capital One and its stockholders, it will take at least two annual meetings of stockholders to make this change.

•	A classified Board may discourage third-party proxy contests, tender offers or attempts to obtain control of Capital One. This will happen even if an attempt might be beneficial to Capital One and its stockholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

•	A classified Board discourages accumulations of large blocks of Capital One’s stock by purchasers whose objective is to take control of the Board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Stockholders therefore might not have opportunities to sell their shares of common stock at the higher market price that an accumulation of stock could create.

Number of Directors; Removal; Filling Vacancies.    Generally speaking, Capital One’s Board must consist of between three and seventeen directors and vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum remains in office. Therefore, unless the Bylaws are amended, the Board could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with the stockholder’s own nominees.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. Capital One’s Restated Certificate of

Incorporation and Bylaws provide that, subject to the rights of holders of preferred stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors.

No Stockholder Action by Written Consent; Special Meetings.    Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Under circumstances described in the Bylaws, special meetings of stockholders can be called by the Chairman of the Board or by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, any special meeting of stockholders is limited to the business in the notice of the special meeting sent to the stockholders before the meeting.

The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until Capital One’s next annual meeting. This would prevent the holders of Capital One’s stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Only people who are nominated by, or at the direction of, the Board, or by a stockholder who has given proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the Board or a stockholder who has given proper notice. A stockholder’s notice to Capital One proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. You should refer to Capital One’s Bylaws for more information, including the process and timing requirements for a stockholder notice.

Some of the effects of the provisions described above and in the Bylaws include:

•	the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about the qualifications;

•	there will be an orderly procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

•	contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

Business Combinations.    Certain mergers, share exchanges or sales of Capital One’s assets with or to interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 75% of the voting stock of Capital One, voting together as a single class. Capital One’s Restated Certificate of Incorporation requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of uninterested, continuing directors. Second, it is not required if certain price and procedure requirements designed to ensure that Capital One’s stockholders receive a “fair price” for their common stock are satisfied. Capital One’s Restated Certificate of Incorporation defines an interested stockholder as any person, other than Capital One or any subsidiary of Capital One, who or which:

•	beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock;

•	is an affiliate of Capital One and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, 5% or more of the voting power of the then outstanding voting stock; or

•	owns any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if the transfer of ownership occurred in the course of a non–public transaction or series of transactions.

Liability of Directors; Indemnification.    A director generally will not be personally liable for monetary damages to Capital One or its stockholders for breach of fiduciary duty as a director. A director may be held liable, however, for the following:

•	any breach of the director’s duty of loyalty to Capital One or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	paying a dividend or approving a stock repurchase in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Capital One indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. Capital One may agree with any person to provide an indemnification greater than or different from the indemnification provided by the Restated Certificate of Incorporation.

Amendments.    The Restated Certificate of Incorporation and Bylaws generally may be amended by a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended by an 80% vote of the stockholders. This 80% approval requirement prevents a stockholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board.

Rights to Purchase Certain Preferred Shares

Each share of Capital One’s common stock includes an attached “Right.” The Right entitles a holder of common stock to purchase from Capital One one three-hundredth of a share of Capital One’s cumulative participating junior preferred stock, or the Junior Preferred Shares, at a price of $200 per one three-hundredth of a share, subject to adjustment. Capital One has initially authorized and reserved 1,000,000 Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares’ dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share that can be purchased on exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of Capital One’s outstanding common stock or a tender offer or exchange offer is announced for Capital One’s common stock. The Rights expire on November 29, 2005, unless earlier redeemed by Capital One at $0.01 per Right. Capital One may only redeem the Rights prior to the time that any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights as a stockholder of Capital One.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Capital One on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board, since Capital One may redeem the Rights prior to the time that a person or group acquires 15% of the outstanding common stock.

Dividend Reinvestment Plan

In January 1996, Capital One implemented a dividend reinvestment and stock purchase plan. The plan, as amended, provides stockholders with the opportunity to purchase additional shares of Capital One’s common stock by reinvesting all or a portion of their dividends on shares of common stock. It also provides existing stockholders with the option to make cash investments monthly, subject to a minimum monthly limit of $50 and a maximum monthly limit of $10,000. Optional cash investments in excess of $10,000 may be made with Capital One’s permission at a discount which will be from 0% to 5%. Capital One uses proceeds from this plan for general corporate purposes. On July 25, 2002, Capital One filed with the SEC a new dividend reinvestment and stock purchase plan with terms substantially the same as contained in the prospectus dated January 16, 2002.

Transfer Agent

The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

The applicable prospectus supplement will describe the particular terms of the stock purchase contracts or equity units offered by that prospectus supplement. If Capital One issues any stock purchase contracts or equity units, it will file the form of stock purchase contract and equity unit as exhibits to the registration statement of which this prospectus forms a part and you should read these documents for provisions that may be important to you.

Capital One may issue stock purchase contracts, including contracts obligating holders to purchase from Capital One, and obligating Capital One to sell to the holders, a specified number of shares of Capital One common stock or other securities at a future date or dates. Capital One may fix the price and number of shares of common stock or other securities subject to the stock purchase contracts at the time Capital One issues the stock purchase contracts or it may provide that the price and number of securities will be determined pursuant to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior or subordinated debt securities or debt obligations of third parties, including U.S. treasury securities, that secure the obligations of the holders of the units to purchase the common stock or other securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Capital One to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

Capital One may sell the securities directly to purchasers from time to time. Alternatively, it may from time to time offer the securities to or though underwriters, broker/dealers or agents otherwise indicated in the prospectus supplement acting on a best efforts basis for the period of appointment, who may receive compensation in the form of underwriting discounts, concessions or commissions from Capital One or the purchasers of such securities for whom they may act as agents.

Each prospectus supplement will set forth the terms of the offering of the securities being offered thereby, including the name or names of any underwriters or agents with whom Capital One has entered into arrangements for the sale of the securities, the public offering or purchase price of those securities, the proceeds to Capital One from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers, any commissions allowed or paid to agents, and the name of any securities exchange on which those securities may be listed. Only underwriters so named in the applicable prospectus supplement are deemed to be “underwriters” within the meaning of the Securities Act in connection with the securities offered thereby, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by those underwriters may be deemed to be underwriting discounts and commissions under the Securities Act.

The obligations of the underwriters to purchase those securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities of the series offered by Capital One and described in the applicable prospectus supplement if they purchase any of those securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for either Capital One. Any remarketing firm will be identified and the terms of its agreement, if any, with Capital One and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

If indicated in the applicable prospectus supplement, Capital One may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by Capital One. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under the laws of the purchaser’s jurisdiction. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

Underwriters and agents who participate in the distribution of the securities may be entitled under agreements with Capital One to indemnification by Capital One against certain civil liabilities, including liabilities under the Securities Act, or to contribution in connection with payments which the agents or underwriters may be required to make in respect thereof. Some of any agents and underwriters, including their associates, may be customers of, engage in transactions with, or perform services for, Capital One and its subsidiaries in the ordinary course of business.

Unless indicated in the applicable prospectus supplement, Capital One does not expect to list the securities on a securities exchange, except for the common stock, which is listed on the New York Stock Exchange. Capital One will not require underwriters or dealers to make a market in the securities. Capital One cannot predict the activity or liquidity of any trading in the securities.

CERTAIN LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon by John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary. As of May 31, 2002, Mr. Finneran owned 27,051 shares of Capital One’s common stock and held vested options to purchase 131,652 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan and unvested options to purchase 523,293 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

$500,000,000

Capital One Financial Corporation

5.50% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

May 19, 2005

Lehman Brothers	Wachovia Securities

Barclays Capital	Credit Suisse First Boston	Goldman, Sachs & Co.	JPMorgan